

Annual Report | 2010


UniFirst
Uniforms and Services
that enhance your business image.
Ray
Betty
Best Western
Dave
Mike
EXXON

UniFirst

Uniforms • Services • Solutions


$1 Billion
$800 Million
$600 Million
$400 Million
$200 Million
0
06
07
08
09
10
Revenues
(in millions of dollars)


$70 Million
$60 Million
$50 Million
$40 Million
$30 Million
$20 Million
$10 Million
0
06
07
08
09
10
Net Income
(in millions of dollars)


$700 Million
$600 Million
$500 Million
$400 Million
$300 Million
$200 Million
$100 Million
0
06
07
08
09
10
Shareholders' Equity
(in millions of dollars)

Financial Highlights

competitor tactics focused on gaining short term results. Our route service organization also stepped up efforts in 2010, adding more products and services into existing accounts, improving customer retention levels, and maintaining high customer satisfaction scores.

As we head into fiscal year 2011, we continue to see favorable growth indicators from all our business units. But, with unemployment high, the stock market fluctuating, and consumer sentiment low...economic uncertainty prevails. Most experts agree that a full market recovery, along with pre-recessionary job levels, is ultimately years away. For our part, we will continue to maintain fiscal discipline and tight cost controls in everything we do, limiting all expenditures that do not directly benefit our customers or bottom line. At the same time, we'll ensure all our Team Partners are effectively trained and remain committed to providing unexcelled services to our client base. We'll also continue to invest in our professional and national account sales teams, our key drivers of organic growth, while maintaining a consistently strong cash flow to allow for any competitive acquisitions that make sound business sense.

Through these basic fundamentals, we will continue to grow our Company and produce positive long term returns for our shareholders.

Our Specialty Garments business will continue building upon its solid base of energy, high-tech, and healthcare customers, as it seeks to capture increased market share in both nuclear power and cleanroom-related businesses. The nuclear group will continue focusing on its European and Canadian expansion, while benefiting from its solid U.S. customer base. Likewise, our cleanroom group will expand operations in East Coast and Midwest U.S. markets, while remaining well positioned to capitalize on increased pharmaceutical and biotech business as the economy begins to gain strength.

Our First Aid segment will also continue taking advantage of new business opportunities emerging in the marketplace. Route-based B-to-B service operations will provide a more comprehensive product and service package and begin offering new value-added services, such as onsite safety training at customer locations. The wholesale distribution group will continue its successful sales efforts in markets less dependent on employee headcounts, while the pharmaceutical packaging unit will add to its retail-focused customer base by leveraging the growing demand for over-the-counter private label products as alternatives to "name brand" drugs.

Going forward, I have great confidence that all our Team Partners will effectively execute UniFirst's strategic plans and our Company will emerge an even stronger, more dynamic industry leader when an invigorated market reappears. History has shown UniFirst's resilience and ability to succeed despite unfavorable market conditions, and these characteristics will once again hold true as we maneuver toward a healthier economy. It all comes down to following our founding principles which demand we always do business following "the golden rule" – consistently serving our customers as *we* would wish to be served, and treating our people as *we* would wish to be treated. Through these basic fundamentals, we will continue to grow our Company and produce positive long term returns for our shareholders.

Thank you for your continued support and I look forward to reporting to you throughout the year on our progress.

—RONALD D. CROATTI
Chairman of the Board, President, and Chief Executive Officer

Letter to Shareholders 2010



Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Uniforms • Services • Solutions

Dear Shareholders,

In fiscal year 2010, UniFirst achieved record revenues of $1.026 billion, an increase of 1.2% over fiscal 2009's $1.013 billion. Net income for the year was also a new record at $76.4 million, a 0.7% increase over 2009's $75.9 million. These results exceeded our expectations and were achieved in the face of a global economic crisis, which continues to have a broad impact across our entire customer base and the markets we serve. I am very proud of our thousands of hard working Team Partners across North America and Europe who continued to weather the storm, allowing UniFirst to grow its revenues and profits throughout such challenging recessionary times.



Core Laundry Operations, which represent approximately 90% of our total business, reported revenue and operating income decreases in fiscal 2010 when compared to 2009, dipping 0.5% and 8.8%, respectively. It should be noted, however, that despite the tough economy, the comparative revenue shortfall was among the lowest in the industry. Our Specialty Garments business, made up of nuclear and cleanroom operations, set new revenue and operating income records in 2010, bettering last year's revenues by 21.6% and operating income by 88.7%. Much of this growth was attributed to the nuclear group's ongoing expansion in the European market, its servicing of ramped up decommissioning efforts in Canada, and its support of U.S. customers engaged in larger-sized refurbishment projects. Our First Aid operations also saw positive growth in fiscal 2010 over 2009, with revenues increasing 5.8% and operating income up 58.7%. Although the route-based first aid service business was particularly affected by customers cutting safety supplies to control expenses, both the private-label wholesale distribution and pharmaceutical packaging areas capitalized on their niche market opportunities to achieve year-over-year growth.

In our business, employment levels and the general economic landscape directly affect our core rental markets and demand for UniFirst products and services. Throughout fiscal 2010, we witnessed national unemployment hovering near 10% in both the U.S. and Canada, causing widespread customer reductions in uniform wearers. We lost many accounts due to business closings and decisions not to renew service agreements for financial reasons. We also observed a general lack of confidence, both in consumer spending and in future market conditions, causing numerous companies to delay longer term purchase commitments and postpone the rehiring of laid off workers. But as the year progressed, we saw continuous week-to-week improvements in recession related reductions and losses (although still not returning to pre-recession levels), signaling some long awaited stabilization within our markets. And through it all, our company-wide commitment to service excellence, along with intensified strategic sales efforts, led to another successful year at UniFirst.

As a result of our proactive steps, our uniform rental business showed a solid performance in 2010 with new business sales and customer retention levels improving over 2009. Our professional sales group continued to benefit from our investments in productivity and prospecting technologies, as well as our intensified training programs that focused on strategic and targeted selling during tough economic times. The national account sales organization, in particular, contributed throughout the year with a significant year-over-year sales improvement, bringing several new large-scale customers on board and securing many important contract renewals. The Company's new sales for the year advanced despite a particularly resistant prospect pool and overly aggressive

WHO: UniFirst is one of the largest workwear and textile services companies in the world, serving over 225,000 customer locations from sites throughout the United States, Canada, and Europe.


Corporate Headquarters
Service Locations
Distribution Centers
Manufacturing Plants
Nuclear Service Locations
Clean Room Locations
First Aid Locations
2010

WHAT: UniFirst's business is divided into three operational areas: Core Laundry Operations, Specialty Garments, and First Aid. Our Core Laundry Operations design, manufacture, rent, sell, launder, and deliver a wide range of uniforms, career apparel, and protective work garments, as well as a broad selection of facility service items, including floor mats and mops, industrial towels and wipers, and restroom products. Our Specialty Garments business, comprised of UniTech and UniClean, provides specialized uniforms, laundering services, and safety products to the nuclear and cleanroom industries. Our First Aid unit, made up of Green Guard and Medique, supplies first aid cabinet services, safety products, and over-the-counter medications to diverse manufacturers, retailers, wholesalers, and service organizations.

HOW: In fiscal year 2010, UniFirst employed approximately 10,000 Team Partners; operated 166 customer service centers, 13 nuclear decontamination facilities, 5 cleanroom operations, 14 first aid locations, 2 distribution centers, and 4 manufacturing plants—the latter producing the majority of the garments and floorcare products used in our rental service programs.

WHY: UniFirst's mission is to consistently deliver enhanced image, identity, and safety solutions that represent the best customer value, produce the greatest user benefits, and earn us recognition as the quality leader in our industry.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 28, 2010

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**


Received SEC
DEC 02 2010
Washington, DC 20549

Commission file number 0-8504

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices)(Zip Code)
Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No ✓

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ✓ Accelerated filer ___ Smaller Reporting Company ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at October 15, 2010 were 14,913,379 and 4,913,369, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 26, 2010 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $752,372,958.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2011 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 28, 2010. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

UniFirst Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended August 28, 2010

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2010, we manufactured approximately 65% of the garments we placed in service. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

In fiscal 2010, we generated $1.026 billion in revenue, of which approximately 88% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for approximately 9% and 3% of our 2010 revenues, respectively.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom supplies and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 225,000 customer locations in the United States, Canada and Europe from 205 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our ''Customers for Life'' program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate approximately 40% of the industry's volume. Our leading competitors include Cintas Corporation, Aramark Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately 65% of all garments which we placed in service during fiscal 2010. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 76% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 28, 2010, we employed approximately 10,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	67	Chairman of the Board, President, and Chief Executive Officer
Steven S. Sintros	36	Vice President and Chief Financial Officer
Cynthia Croatti	55	Executive Vice President and Treasurer
Bruce P. Boynton	62	Senior Vice President, Operations
David A. DiFillippo	53	Senior Vice President, Operations
David M. Katz	46	Vice President, Sales and Marketing

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Steven S. Sintros joined our Company in 2004. Mr. Sintros has served as our Vice President and Chief Financial Officer since January 2009 and has primary responsibility for overseeing the financial functions of our Company, as well as our information systems department. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until January 2009.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. From 2000 through 2002, Mr. DiFillippo served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

David M. Katz joined our Company as Vice President, Sales and Marketing in January 2009. Mr. Katz has primary responsibility for overseeing the sales and marketing functions of our Company. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales, from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until January 2009.

Ronald D. Croatti and Cynthia Croatti are siblings. Anthony F. DiFillippo, a member of our Board of Directors, is Cynthia Croatti's uncle and father of David A. DiFillippo.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. In addition, we recently received notice from the Maryland Department of Environment directing us to investigate potential contamination at our Landover, Maryland facility. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth in this Annual Report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, any loss of key management or other personnel, increased costs as a result of any future changes in federal or state laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of adverse economic conditions and the current tight credit markets on our customers and such customers' workforce, the level and duration of workforce reductions by our customers, the continuing increase in domestic healthcare costs, demand and prices for our products and services, rampant criminal activity and instability in Mexico where our principal garment manufacturing plants are located, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of products, quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate approximately 40% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions continue to affect our customer base and may continue to negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to adverse economic and business conditions resulting in shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and shifts to offshore manufacturing. As a result, many of our customers have reduced worker headcounts. The economic hardships among our customer base have also caused, and may continue to cause, some of our customers to restrict expenditures or even cease to conduct business. Lost accounts due to financial distress continue to be significant. All of these factors have, and are likely in the future to continue to have, the effect of reducing the number of employees utilizing our uniform services, which adversely affects our sales and results of operations. The current worldwide economic weakness may negatively impact our revenues and operating performance in fiscal 2011 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. In addition, we recently received notice from the Maryland Department of Environment directing us to investigate potential contamination at our Landover, Maryland facility.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We met with EPA to discuss its comments, and we and another signatory to the consent decree subsequently submitted work plans to perform additional environmental investigations. Such work pursuant to these work plans has been initiated. We have accrued costs to perform certain work responsive to EPA's comments.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in our markets may affect the levels of both our sales and profitability. The domestic and global economies and financial and credit markets continue to experience declines or slow growth and there continues to be diminished liquidity and credit availability. We believe these conditions have not materially impacted our financial position as of August 28, 2010 or our liquidity for the year ended August 28, 2010. However, we could be negatively impacted if these conditions continue for a sustained period of time, or if there is further deterioration in financial markets and major economies. The current tight credit conditions in financial markets are likely to continue to adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or cancellation of, our services. In addition, weakening economic conditions and outlook may result in a further decline in the level of our customers' spending that could adversely affect our results of operations and liquidity. We are unable to predict the likely duration and severity of the current disruption in the domestic and global financial markets and the related adverse economic conditions.

Our failure to implement successfully our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. Moreover, the current economic recession has resulted in, and may continue to result in, the sale of fewer target businesses at prices consistent with the current declining market. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 10,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase if the United States Congress passes federal "card check" legislation. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by global, national, regional or industry specific economic slowdowns.

Global, national, regional or industry specific economic slowdowns, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates are generally adversely affected by the difficult economic and business conditions. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 9% of total consolidated revenues for fiscal 2010, 8% for fiscal 2009 and 9% for fiscal 2008. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Violence, crime and instability in Mexico has had, and may continue to have, an adverse affect on our operations, including the hijacking of our trucks and the implementation of security measures to protect our employees. We are not insured against such criminal attacks and there can be no assurance that losses that could result from an attack on our trucks or our personnel would not have a material adverse effect on our business, results of operations and financial condition. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Continuation of current adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization over the past couple of years has experienced significant volatility due in part to adverse economic conditions and disruption in the global equity and credit markets. For short periods during fiscal 2009, our market capitalization was below our net book value. Under accounting principles generally accepted in the United States ("US GAAP"), we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other-than-temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately 65% of all garments which we placed in service during fiscal 2010. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 15, 2010, the members of the Croatti family owned, directly or indirectly, in the aggregate approximately 616,502 shares of our Common Stock and approximately 4,913,369 shares of our Class B Common Stock, which represents approximately 25.8% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 75.8% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 28, 2010, we owned or occupied approximately 230 facilities containing an aggregate of approximately 5.6 million square feet located in the United States, Canada, Mexico and Europe. We owned 120 of these facilities, containing approximately 4.6 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and almost all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 2,800 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against the majority of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for further discussion.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 28, 2010				
First Quarter	$ 46.55	$ 38.88	$ 0.0375	$ 0.0300
Second Quarter	54.47	43.95	0.0375	0.0300
Third Quarter	55.74	44.25	0.0375	0.0300
Fourth Quarter	45.92	38.56	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 29, 2009				
First Quarter	$ 47.39	$ 25.60	$ 0.0375	$ 0.0300
Second Quarter	30.55	23.96	0.0375	0.0300
Third Quarter	38.37	20.24	0.0375	0.0300
Fourth Quarter	42.79	34.30	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of October 15, 2010 was 86 and 21, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition and capital requirements. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 6, 2010, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, which was paid on October 1, 2010 to shareholders of record on September 10, 2010.

The following table sets forth information concerning our equity compensation plans as of August 28, 2010.

	Equity Compensation Plan Information			
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted average exercise price of outstanding options, warrants and rights**		**Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))**
	(a)			
Equity compensation plans approved by security holders	447,300	$	35.49	816,275
Equity compensation plans not approved by security holders	—		N/A	—
Total	447,300	$	35.49	816,275

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2005. The peer group is composed of Cintas Corporation and G & K Services, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among UniFirst Corporation, the S&P 500 Index and a Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
8/05
8/06
8/07
8/08
8/09
8/10
UniFirst Corporation
S&P 500
Peer Group

*$100 invested on 8/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 28, 2010 and August 29, 2009 and the selected consolidated income statement data for the three years in the period ended August 28, 2010 are derived from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below are derived from our audited financial statements not included in this Annual Report on Form 10-K. Current accounting guidance requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2010	2009	2008	2007	2006
Selected Balance Sheet Data:					
Total assets	$ 1,092,295	$ 1,002,099	$ 981,667	$ 874,464	$ 829,702
Long-term debt	$ 181,464	$ 182,015	$ 235,539	$ 206,049	$ 210,535
Shareholders' equity	$ 708,050	$ 627,035	$ 556,770	$ 497,327	$ 452,545
Selected Income Statement Data:					
Revenues	$ 1,025,939	$ 1,013,416	$ 1,023,175	$ 902,102	$ 820,972
Depreciation and amortization	$ 61,477	$ 57,789	$ 53,784	$ 48,512	$ 45,310
Income from operations	$ 130,272	$ 134,036	$ 108,638	$ 84,152	$ 73,403
Other expense, net	$ 7,420	$ 7,571	$ 9,939	$ 10,690	$ 9,146
Provision for income taxes	$ 46,444	$ 50,613	$ 37,721	$ 28,267	$ 25,049
Net income	$ 76,408	$ 75,852	$ 60,978	$ 45,195	$ 39,208
Income per share:					
Basic - Common stock	$ 4.11	$ 4.14	$ 3.33	$ 2.47	$ 2.25
Basic - Class B Common Stock	$ 3.29	$ 3.31	$ 2.66	$ 1.98	$ 1.80
Diluted - Common stock	$ 3.90	$ 3.92	$ 3.15	$ 2.34	$ 2.03
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

We continue to expand into additional geographic markets through acquisitions and organic growth. We currently service over 225,000 customer locations in the United States, Canada and Europe from 205 customer service, distribution and manufacturing facilities.

US GAAP establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision-maker is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 15, "Segment Reporting", of these Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by our management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 15, "Segment Reporting", of these Consolidated Financial Statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our 'core laundry operations'.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 88% of our revenues in fiscal 2010 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 9% of our 2010 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in fiscal 2010.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

We prepare our financial statements in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with US GAAP, we do not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or other intangible assets in fiscal 2010, 2009 or 2008.

In addition, during the fiscal quarter ended February 28, 2009, there was a decline in the market value of the Company's stock as well as significant deterioration in general economic conditions. The decline in the Company's market capitalization prompted the Company's management to conduct a goodwill analysis, in accordance with US GAAP, to determine if an impairment of goodwill existed. Based on the outcome of the Company's analysis, it concluded that no impairment existed as of February 28, 2009.

We cannot predict future economic conditions or the future market value of our stock or their impact on the Company. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no impairments of property, plant and equipment, goodwill or definite-lived intangible assets in fiscal 2010, 2009 or 2008.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 3.5% to 4.2% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Current accounting guidance requires that we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with US GAAP. We depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-four years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all our derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in our Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

Our hedging activities are transacted only with highly rated institutions, which reduces our exposure to credit risk in the event of nonperformance.

Supplemental Executive Retirement Plan and other Pension Plans

We recognize pension expense on an accrual basis over our employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The calculation of pension expense and the corresponding liability requires us to use a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We compute income tax expense by jurisdiction based on our operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating our exposure associated with various filing positions, we have recorded estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding our accounting for income taxes and uncertain tax positions for financial accounting purposes.

Results of Operations

The following table presents, as a percent of total revenue, certain selected financial data for our three fiscal years ended August 28, 2010, August 29, 2009 and August 30, 2008. Cost of revenues presented in the table below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating our industrial laundries, Specialty Garments facilities, First Aid locations and our distribution center. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

(In thousands, except for percentages)	FY 2010	% of Revenues	FY 2009	% of Revenues	FY 2008	% of Revenues	% Change FY 2010 vs. FY 2009	% Change FY 2009 vs. FY 2008
Revenues	$ 1,025,939	100.0%	$ 1,013,416	100.0%	$ 1,023,175	100.0%	1.2 %	-1.0%
Costs and expenses:								
Cost of revenue (1)	620,727	60.5	609,629	60.2	643,886	62.9	1.8	-5.3
Selling and administrative expenses (1)	213,463	20.8	211,962	20.9	216,867	21.2	0.7	-2.3
Depreciation and amortization	61,477	6.0	57,789	5.7	53,784	5.3	6.4	7.4
	895,667	87.3	879,380	86.8	914,537	89.4	1.9	-3.8
Income from operations	130,272	12.7	134,036	13.2	108,638	10.6	-2.8	23.4
Other expense (income)	7,420	0.7	7,571	0.7	9,939	1.0	-2.0	-23.8
Income before income taxes	122,852	12.0	126,465	12.5	98,699	9.6	-2.9	28.1
Provision for income taxes	46,444	4.5	50,613	5.0	37,721	3.7	-8.2	34.2
Net income	$ 76,408	7.4%	$ 75,852	7.5%	$ 60,978	6.0%	0.7 %	24.4%

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 28, 2010, August 29, 2009, and August 30, 2008, are presented in the following table. Refer to Note 15, "Segment Reporting", of these Consolidated Financial Statements for discussion of our reporting segments.

(In thousands)	Fiscal year ended August 2010	2009	2008
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 899,791	$ 904,902	$ 911,044
MFG	99,256	86,139	91,834
Net intercompany MFG elimination	(99,256)	(86,139)	(91,834)
Corporate	8,074	7,759	8,942
Subtotal: Core Laundry Operations	907,865	912,661	919,986
Specialty Garments	88,001	72,340	71,637
First Aid	30,073	28,415	31,552
Total consolidated revenues	$ 1,025,939	$ 1,013,416	$ 1,023,175
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 149,464	$ 158,198	$ 137,341
MFG	35,970	27,828	32,067
Net intercompany MFG elimination	(5,982)	(420)	(2,632)
Corporate	(65,106)	(60,213)	(63,229)
Subtotal: Core Laundry Operations	114,346	125,393	103,547
Specialty Garments	13,891	7,360	4,204
First Aid	2,035	1,283	887
Total income from operations	$ 130,272	$ 134,036	$ 108,638

The current worldwide economic weakness may negatively impact our revenues and operating performance into fiscal 2011 due to the impact on spending plans and employment levels of our customers and sales prospects. Throughout fiscal 2010, U.S. unemployment rates remained high, which impacted our broad customer base. Lost accounts continue to be significant as our customers are impacted by challenging economic and business conditions.

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Cost of revenues include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

Fiscal Year Ended August 28, 2010 Compared with Fiscal Year Ended August 29, 2009

Revenues

	August 28, 2010	August 29, 2009	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 907,865	$ 912,661	$ (4,796)	-0.5%
Specialty Garments	88,001	72,340	15,661	21.6
First Aid	30,073	28,415	1,658	5.8
Total consolidated revenues	$ 1,025,939	$ 1,013,416	$ 12,523	1.2%

In fiscal 2010, our consolidated revenues increased by $12.5 million from the comparable period in 2009, or 1.2%. The consolidated increase was primarily driven by a $15.7 million increase in the Specialty Garments segment, which was partially offset by a $4.8 million decline in our core laundry operations. Specialty Garments revenues increased from $72.3 million in fiscal 2009 to $88.0 million in fiscal 2010, or 21.6%. The increase in Specialty Garment's revenues was primarily the result of higher than expected revenues from certain U.S. and Canadian reactor projects, as well as continued growth in our Canadian customers and our cleanroom operations.

Core laundry operations' revenues decreased by 0.5% to $907.9 million in fiscal 2010 from $912.7 million in fiscal 2009. This decrease was due to negative organic growth of 2.5%. Organic growth is comprised of new sales, additions to our existing customer base and price increases offset by lost accounts and reductions to our existing customer base. The negative organic growth rate in fiscal 2010 was primarily due to the high rate of wearer reductions that we experienced in our existing customer base throughout fiscal 2009. Throughout fiscal 2010, the challenging worldwide economic conditions resulted in continuing domestic layoffs in the United States, which were reflected in the reduction of wearers throughout our broad customer base. Our negative organic growth in core laundry operations was partially offset by acquisition-related growth of 1.1% and the effect of favorable fluctuations in the Canadian foreign exchange rate, which accounted for a 0.9% increase in revenue.

Cost of Revenues

Cost of revenues increased as a percentage of revenues from 60.2%, or $609.6 million, to 60.5%, or $620.7 million, for fiscal 2009 and fiscal 2010, respectively. This increase was primarily the result of an increase in production costs as a percentage of revenues, as well as higher payroll-related costs, including healthcare costs, worker's compensation, auto liability claims and unemployment insurance. In addition, overall energy costs were higher as a percentage of revenues as a result of higher fuel costs associated with operating our fleet of delivery trucks. Partially offsetting these higher costs were lower bad debt expense and lower overall costs as a percentage of revenues for our Specialty Garments segment.

Selling and administrative expense

Our selling and administrative expenses decreased as a percentage of revenues from 20.9%, or $212.0 million, to 20.8%, or $213.5 million, for fiscal 2009 and fiscal 2010, respectively. This decrease was primarily due to charges we recorded to our environmental reserves in fiscal 2009 which totaled $6.2 million compared to $1.0 million we recorded in fiscal 2010. The favorable comparison was partially offset by higher payroll and payroll related costs, including $2.0 million of stock compensation expense related to a grant of restricted stock to our Chief Executive Officer in fiscal 2010. In addition, we incurred an increase in costs during fiscal 2010 associated with certain legal contingencies.

Depreciation and amortization

Depreciation and amortization expense increased $3.7 million, from $57.8 million in fiscal 2009 to $61.5 million in fiscal 2010. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

For the year ended August 28, 2010, the changes in revenues in our core laundry operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 28, 2010	August 29, 2009	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 114,346	$ 125,393	$ (11,047)	-8.8%
Specialty Garments	13,891	7,360	6,531	88.7
First Aid	2,035	1,283	752	58.7
Total consolidated income from operations	$ 130,272	$ 134,036	$ (3,764)	-2.8 %
Percentage of total revenues	12.7%	13.2%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange loss, decreased by $0.2 million to $7.4 million in fiscal 2010 compared to $7.6 million in fiscal 2009. Net interest expense decreased from $7.3 million in fiscal 2009 to $6.7 million in fiscal 2010 due to lower debt outstanding during fiscal 2010. Our average debt outstanding decreased to $181.7 million during fiscal 2010 from $208.8 million during fiscal 2009. This was partially offset by an increase in foreign exchange losses from $0.3 million in fiscal 2009 to $0.7 million in fiscal 2010.

Provision for income taxes

Our effective tax rate was 37.8% for fiscal 2010 compared to 40.0% for fiscal 2009. This change was primarily due to decreases in our reserves for income tax exposures as well as lower U.S. state income taxes compared to prior year.

Fiscal Year Ended August 29, 2009 Compared with Fiscal Year Ended August 30, 2008

Revenues

	August 29, 2009	August 30, 2008	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 912,661	$ 919,986	$ (7,325)	-0.8%
Specialty Garments	72,340	71,637	703	1.0
First Aid	28,415	31,552	(3,137)	-9.9
Total consolidated revenues	$ 1,013,416	$ 1,023,175	$ (9,759)	-1.0%

In fiscal 2009, our consolidated revenues decreased by $9.8 million from the comparable period in 2008, or 1.0%. The consolidated decrease was primarily driven by a $7.3 million decrease in revenues from our core laundry operations. Core laundry operations' revenues decreased from $920.0 million in fiscal 2008 to $912.7 million in fiscal 2009, or 0.8%. This decrease was primarily due to the effect of an extra week in fiscal 2008 compared to 2009, which accounted for a 1.9% decrease in revenues. Unfavorable fluctuations in the Canadian foreign exchange rate also accounted for a 1.3% decrease in revenue. These decreases were offset by organic growth of 1.3% and acquisition-related growth of 1.1%. Organic growth is comprised of new sales, additions to our existing customer base and price increases offset by lost accounts and reductions to our existing customer base. The decrease in our organic growth rate from 7.2% in fiscal 2008 to 1.3% in fiscal 2009 is primarily due to the high rate of wearer reductions in our existing customer base. Throughout fiscal 2009, the deteriorating worldwide economic conditions resulted in increased domestic layoffs, which were reflected in the reduction of wearers throughout our broad customer base. Lost accounts also increased over the prior year as we saw a larger number of accounts either go out of business or in financial distress.

Specialty Garments revenues increased from $71.6 million in fiscal 2008 to $72.3 million in fiscal 2009, or 1.0%. This increase was primarily due to growth in our Canadian customers and our cleanroom operations. Revenues for the First Aid segment decreased 9.9%, from $31.6 million in fiscal 2008 to $28.4 million in fiscal 2009. This segment of our business was particularly impacted by the declining economic conditions in fiscal 2009.

Operating costs

Operating costs decreased as a percentage of revenues from 62.9%, or $643.9 million, to 60.2%, or $609.6 million, for fiscal 2008 and fiscal 2009, respectively. This decrease was primarily driven by lower merchandise costs in our core laundry operations as well as lower fuel costs associated with operating our fleet of delivery trucks and lower natural gas costs for our industrial laundries. As a result of headcount reductions during fiscal 2009, there was a decrease in payroll costs. These benefits were partially offset by higher healthcare and other payroll-related costs as a percentage of revenues.

Specialty Garments operating costs decreased from prior year primarily due to lower merchandise amortization as well as improved direct sale margins. In addition, the segment benefitted from lower production payroll-related costs as a percent of revenues.

Selling and administrative expense

Our selling and administrative expenses decreased as a percentage of revenues from 21.2%, or $216.9 million, to 20.9%, or $212.0 million, for fiscal 2008 and fiscal 2009, respectively. This decrease was primarily due to a decrease in payroll costs, as a result of headcount reductions in fiscal 2009, as well as lower workers' compensation costs. We also benefitted from reduced travel and other administrative costs as we continued to focus on controlling our expenses. These benefits were partially offset by higher healthcare and other payroll-related costs as a percentage of revenues. We also recorded charges to our environmental reserves totaling $6.2 million in fiscal 2009 compared to adjustments totaling only $2.5 million in fiscal year 2008.

Depreciation and amortization

Depreciation and amortization expense increased $4.0 million, from $53.8 million in fiscal 2008 to $57.8 million in fiscal 2009. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity.

Income from operations

For the year ended August 29, 2009, the changes in our core laundry operations', Specialty Garments and First Aid segment's revenues, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 29, 2009	August 30, 2008	Dollar Change	Percent Change
		(In thousands, except percentages)		
Core Laundry Operations	$ 125,393	$ 103,547	$ 21,846	21.1%
Specialty Garments	7,360	4,204	3,156	75.1
First Aid	1,283	887	396	44.5
Total consolidated income from operations	$ 134,036	$ 108,638	$ 25,398	23.4 %
Percentage of total revenues	13.2%	10.6%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $2.3 million to $7.6 million in fiscal 2009 compared to $9.9 million in fiscal 2008. Net interest expense decreased due to lower debt outstanding during fiscal 2009 as well as lower interest rates affecting our variable interest borrowings. Our average debt outstanding decreased from $220.8 million during fiscal 2008 to $208.8 million during fiscal 2009.

Provision for income taxes

Our effective income tax rate was 40.0% for fiscal 2009 and 38.2% for fiscal 2008. The increase was primarily due to changes in the Company's reserves for income tax exposures as well as an increase in U.S state income taxes compared to the prior year.

Liquidity and Capital Resources

General

For the fiscal year ended August 28, 2010, we had a net increase in cash and cash equivalents of $61.1 million. As of August 28, 2010, we had cash and cash equivalents of $121.3 million and working capital of $167.1 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash

During the fiscal year ended August 28, 2010, we generated cash from operating activities of $134.0 million resulting primarily from net income of $76.4 million, net of non-cash amounts charged for depreciation, amortization and accretion of $63.1 million and stock based compensation of $3.7 million. We also generated cash as a result of increases in accounts payable and accruals of $14.0 million. These inflows were partially offset by increases in rental merchandise in-service of $11.5 million, accounts receivable of $6.3 million, inventories of $4.3 million and decreases in accrued and deferred income taxes of $1.0 million. We used cash to, among other things, invest $50.0 million in capital expenditures and fund the acquisition of businesses in the amount of approximately $20.9 million.

Long-term debt and borrowing capacity

We have a $225.0 million unsecured revolving credit agreement ("Credit Agreement") with a syndicate of banks, which matures on September 13, 2011. Under the Credit Agreement, we can borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by us. Availability of credit requires our compliance with certain financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Credit Agreement. We test our compliance with these financial covenants on a fiscal quarterly basis. At August 28, 2010, the interest rates applicable to any of the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 50 basis points at the time of the respective borrowing. As of August 28, 2010, under the Credit Agreement we had no outstanding borrowings and outstanding letters of credit of $35.9 million, which leaves $189.1 million available for borrowing as of that date.

On June 14, 2004, we issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, we issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). We also issued $90.0 million of floating rate notes which were repaid in September 2005 and September 2006.

On September 14, 2006, we issued $100.0 million of floating rates notes ("2006 Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The 2006 Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the 2006 Floating Rate Notes were used to first repay the $75.0 million of outstanding Floating Rate Notes and then to pay down outstanding amounts under the Credit Agreement.

As of August 28, 2010, we were in compliance with all the covenants under the Credit Agreement, the Note Agreement and the 2006 Note Agreement.

Our Credit Agreement expires and our Fixed Rate Notes mature in 2011. We are currently in the process of evaluating refinancing alternatives. We believe that we will be able to enter into a new revolving credit facility agreement on terms satisfactory to us and that the repayment or refinancing of the Fixed Rate Notes will not adversely affect our financial condition. If we choose not to refinance, we would utilize our current cash reserves to satisfy this debt obligation. We believe that utilizing our cash in this manner should not negatively impact our liquidity or operations.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. We pay a fixed rate of 3.51% and receive a variable rate tied to the three month LIBOR rate. We have accounted for this instrument as a cash flow hedge and, as a result, have recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. For additional information on the interest rate swap, see Note 6, "Derivative Instruments and Hedging Activities", of these Consolidated Financial Statements.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants in our consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites in Williamstown, Vermont, as well as a number of additional locations that we acquired as part of our acquisition of Textilease Corporation in September 2003. In addition, we recently received notice from the Maryland Department of Environment directing us to investigate potential contamination at our Landover, Maryland facility.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We met with EPA to discuss its comments, and we and another signatory to the consent decree subsequently submitted work plans to perform additional environmental investigations. Such work pursuant to these work plans has been initiated. We have accrued costs to perform certain work responsive to EPA's comments.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. We generally use the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using the current risk-free interest rates. As of August 28, 2010 the risk-free interest rates utilized by the Company ranged from 3.5% to 4.2%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in cost of revenues on the Consolidated Statements of Income. The changes to the amounts of our environmental liabilities for the years ended August 28, 2010 and August 29, 2009 are as follows (in thousands):

Year ended	August 28, 2010	August 29, 2009
Beginning balance	$ 19,384	$ 15,097
Costs incurred for which reserves have been provided	(2,392)	(2,755)
Insurance proceeds received	216	168
Interest accretion	794	668
Changes in discount rates	865	153
Revisions in estimates	119	6,053
Ending balance	$ 18,986	$ 19,384

In fiscal 2010 and 2009, we made revisions in estimates related to our environmental reserves totaling $0.1 million and $6.1million, respectively. The increase in fiscal 2009 was primarily due to ongoing investigation and remediation efforts at two of our environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 28, 2010 for the next five fiscal years and thereafter as measured in current dollars are reflected below.

(In thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Estimated costs – current dollars	$ 4,046	$ 3,061	$ 1,806	$ 934	$ 804	$ 13,002	$ 23,653
Estimated insurance proceeds	(158)	(180)	(150)	(180)	(150)	(2,047)	(2,865)
Net anticipated costs	$ 3,888	$ 2,881	$ 1,656	$ 754	$ 654	$ 10,955	$ 20,788
Effect of inflation							7,303
Effect of discounting							(9,105)
Balance as of August 28, 2010							$ 18,986

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 28, 2010, the balance in this escrow account, which is held in a trust and is not recorded in our Consolidated Balance Sheet, was approximately $3.0 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 28, 2010 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 175,000	$ 75,000	$ —	$ 100,000	$ —
Other debt	6,464	6,160	142	—	162
Total debt	181,464	81,160	142	100,000	162
Operating leases	11,452	4,326	4,941	1,452	733
Total contractual cash obligations	$ 192,916	$ 85,486	$ 5,083	$ 101,452	$ 895

We have uncertain tax positions that are reserved totaling $3.6 million as of August 28, 2010 that are excluded from the above table as we cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 28, 2010, we had borrowing capacity of $225.0 million under our Credit Agreement, of which approximately $189.1 million was available for borrowing. Also, as of such date, we had no outstanding borrowings included in bank debt in the above schedule and letters of credit of $35.9 million. All letters of credit expire in less than one year.

Off Balance Sheet Arrangements

At August 28, 2010 and August 29, 2009, we did not have any off balance sheet arrangements.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Energy Costs

Energy costs associated with operating our fleet of delivery trucks increased during fiscal year 2010. Significant increases in energy costs, specifically with respect to natural gas and gasoline, can materially affect our results of operations and financial condition. During fiscal 2010, our energy costs, which include fuel, natural gas, and electricity, represented approximately 5% of our total revenue.

Recent Accounting Pronouncements

In June 2008, the FASB issued revised guidance which clarifies whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in computing earnings per share ("EPS"). We adopted the revised guidance on August 30, 2009. See Note 1, "Summary of Significant Accounting Policies", of these Consolidated Financial Statements for more discussion on this revised guidance and our EPS calculations.

In June 2009, the FASB approved its Accounting Standards Codification (the "Codification"), as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, starting in our first quarter of fiscal 2010, any references made to US GAAP use the new Codification numbering system prescribed by the FASB. The Codification was not intended to change or alter existing US GAAP, and as a result, it did not have any impact on Consolidated Financial Statements.

In January 2010, the FASB issued revised guidance which requires additional disclosures about items transferring into and out of Levels 1 and 2 measurements in the fair value hierarchy, requires additional separate disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, and clarifies, among other things, the existing fair value disclosures about the level of disaggregation. This pronouncement was effective for interim and annual financial periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, which are effective for interim and annual financial periods beginning after December 15, 2010. We partially adopted this revised guidance on February 28, 2010, as required, and the adoption did not have a material impact on our Consolidated Financial Statements. We also do not expect the adoption of the delayed portion of the revised guidance to have a material impact on our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 9%, 8%, and 9% of our total consolidated revenues for the fiscal years ended August 28, 2010, August 29, 2009 and August 30, 2008, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 10% of our total consolidated assets at August 28, 2010, August 29, 2009 and August 30, 2008. If exchange rates had changed by 10% from the actual rates in effect during the year ended August 28, 2010, our revenues and assets for the year ended and as of August 28, 2010 would have increased or decreased by approximately $9.3 million and $11.2 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction (gains) losses in our other expense (income). The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 28, 2010, transaction losses included in other expense (income) were $0.7 million. If the exchange rates had changed by 10% during the year ended August 28, 2010, we would have recognized exchange gains or losses of approximately $0.8 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our $225.0 million Credit Agreement with a syndicate of banks and our 2006 Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 28, 2010, our interest expense would have fluctuated by approximately $0.1 million from the interest expense recognized for the year ended August 28, 2010.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. We pay a fixed rate of 3.51% and receive a variable rate tied to the three month LIBOR rate. We have accounted for this instrument as a cash flow hedge under SFAS No. 133 and, as a result, have recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 28, 2010	August 29, 2009	August 30, 2008
Revenues	$ 1,025,939	$ 1,013,416	$ 1,023,175
Operating expenses:			
Cost of revenues (1)	620,727	609,629	643,886
Selling and administrative expenses (1)	213,463	211,962	216,867
Depreciation and amortization	61,477	57,789	53,784
Total operating expenses	895,667	879,380	914,537
Income from operations	130,272	134,036	108,638
Other expense (income):			
Interest expense	8,778	9,313	11,999
Interest income	(2,104)	(1,992)	(2,224)
Foreign exchange loss	746	250	164
Total other expense (income)	7,420	7,571	9,939
Income before income taxes	122,852	126,465	98,699
Provision for income taxes	46,444	50,613	37,721
Net income	$ 76,408	$ 75,852	$ 60,978
Income per share – Basic:			
Common Stock	$ 4.11	$ 4.14	$ 3.33
Class B Common Stock	$ 3.29	$ 3.31	$ 2.66
Income per share – Diluted:			
Common Stock	$ 3.90	$ 3.92	$ 3.15
Income allocated to – Basic:			
Common Stock	$ 59,921	$ 59,526	$ 47,827
Class B Common Stock	$ 15,875	$ 16,326	$ 13,151
Income allocated to – Diluted:			
Common Stock	$ 75,827	$ 75,852	$ 60,978
Weighted average number of shares outstanding – Basic:			
Common Stock	14,570	14,394	14,363
Class B Common Stock	4,823	4,935	4,937
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,458	19,373	19,353
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share data)	August 28, 2010	August 29, 2009
Assets		
Cash and cash equivalents	$ 121,258	$ 60,151
Receivables, less reserves of $4,102 and $5,567 respectively	105,247	97,784
Inventories	47,630	43,586
Rental merchandise in service	86,633	73,063
Prepaid and deferred income taxes	14,252	18,215
Prepaid expenses	3,004	2,889
Total current assets	378,024	295,688
Property, plant and equipment:		
Land, buildings and leasehold improvements	334,037	325,034
Machinery and equipment	370,088	352,511
Motor vehicles	121,135	113,048
Total property, plant and equipment	825,260	790,593
Less -- accumulated depreciation	444,061	407,823
Total property, plant and equipment, net	381,199	382,770
Goodwill	271,857	261,171
Customer contracts, net	56,528	56,616
Other intangible assets, net	2,509	3,438
Other assets	2,178	2,416
Total assets	$ 1,092,295	$ 1,002,099
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 81,160	$ 6,447
Accounts payable	45,931	41,180
Accrued liabilities	83,804	76,885
Accrued income taxes	—	2,437
Total current liabilities	210,895	126,949
Long-term liabilities:		
Long-term debt, net of current maturities	100,304	175,568
Accrued liabilities	30,290	27,118
Accrued and deferred income taxes	42,756	45,429
Total long-term liabilities	173,350	248,115
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.10 par value; 30,000,000 shares authorized; 14,913,379 and 14,435,254 issued and outstanding in 2010 and 2009, respectively	1,491	1,443
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,913,369 and 4,933,369 issued and outstanding in 2010 and 2009, respectively	491	493
Capital surplus	25,329	20,137
Retained earnings	678,876	605,262
Accumulated other comprehensive income (loss)	1,863	(300)
Total shareholders' equity	708,050	627,035
Total liabilities and shareholders' equity	$ 1,092,295	$ 1,002,099

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 25, 2007	14,352	4,938	$ 1,435	$ 494	$ 16,332	$ 473,934	$ 5,132	$ 497,327
Net income	—	—	—	—	—	60,978	—	60,978
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(458)	(458)
Foreign currency translation	—	—	—	—	—	—	(52)	(52)
Change in interest rate swap, net (1)	—	—	—	—	—	—	(188)	(188)
Comprehensive income								60,280
Dividends declared	—	—	—	—	—	(2,748)	—	(2,748)
Shares converted	3	(3)	—	—	—	—	—	—
Share-based compensation	6	—	—	—	1,118	—	—	1,118
Stock options exercised, net (1)	28	—	3	—	790	—	—	793
Balance, August 30, 2008	14,389	4,935	$ 1,438	$ 494	$ 18,240	$ 532,164	$ 4,434	$ 556,770
Net income	—	—	—	—	—	75,852	—	75,852
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(117)	(117)
Foreign currency translation	—	—	—	—	—	—	(2,604)	(2,604)
Change in interest rate swap, net (1)	—	—	—	—	—	—	(2,013)	(2,013)
Comprehensive income								71,118
Dividends declared	—	—	—	—	—	(2,754)	—	(2,754)
Shares converted	2	(2)	1	(1)	—	—	—	—
Share-based compensation	12	—	1	—	1,024	—	—	1,025
Stock options exercised, net (1)	32	—	3	—	873	—	—	876
Balance, August 29, 2009	14,435	4,933	$ 1,443	$ 493	$ 20,137	$ 605,262	$ (300)	$ 627,035
Net income	—	—	—	—	—	76,408	—	76,408
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(847)	(847)
Foreign currency translation	—	—	—	—	—	—	1,801	1,801
Change in interest rate swap, net (1)	—	—	—	—	—	—	1,209	1,209
Comprehensive income								78,571
Dividends declared	—	—	—	—	—	(2,794)	—	(2,794)
Shares converted	20	(20)	2	(2)	—	—	—	—
Share-based compensation	412	—	41	—	3,621	—	—	3,662
Stock options exercised, net (1)	46	—	5	—	1,571	—	—	1,576
Balance, August 28, 2010	14,913	4,913	$ 1,491	$ 491	$ 25,329	$ 678,876	$ 1,863	$ 708,050

(1) These amounts are shown net of the effect of income taxes.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	**August 28, 2010**	**August 29, 2009**	**August 30, 2008**
Cash flows from operating activities:			
Net income	$ 76,408	$ 75,852	$ 60,978
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	52,107	48,855	45,432
Amortization of intangible assets	9,370	8,934	8,352
Amortization of deferred financing costs	267	267	267
Share-based compensation	3,662	1,025	1,118
Accretion on environmental contingencies	794	668	783
Accretion on asset retirement obligations	568	517	486
Deferred income taxes	705	1,328	1,206
Changes in assets and liabilities, net of acquisitions:			
Receivables	(6,308)	4,079	(8,542)
Inventories	(4,331)	2,452	(1,816)
Rental merchandise in service	(11,451)	19,334	(2,011)
Prepaid expenses	(99)	(1,174)	9
Accounts payable	4,748	(13,365)	9,606
Accrued liabilities	9,257	7,556	2,992
Prepaid and accrued income taxes	(1,724)	2,867	605
Net cash provided by operating activities	133,973	159,195	119,465
Cash flows from investing activities:			
Acquisition of businesses	(20,908)	(4,730)	(60,952)
Capital expenditures	(50,015)	(65,323)	(73,795)
Other	(1,794)	304	1,116
Net cash used in investing activities	(72,717)	(69,749)	(133,631)
Cash flows from financing activities:			
Proceeds from long-term debt	8,850	140,628	175,455
Payments on long-term debt	(9,113)	(193,761)	(145,620)
Proceeds from exercise of Common Stock options	1,177	689	518
Payment of cash dividends	(2,777)	(2,754)	(2,748)
Net cash (used in) provided by financing activities	(1,863)	(55,198)	27,605
Effect of exchange rate changes	1,714	248	(482)
Net increase in cash and cash equivalents	61,107	34,496	12,957
Cash and cash equivalents at beginning of period	60,151	25,655	12,698
Cash and cash equivalents at end of period	$ 121,258	$ 60,151	$ 25,655
Supplemental disclosure of cash flow information:			
Interest paid	$ 8,503	$ 9,110	$ 12,071
Income taxes paid, net of refunds received	$ 48,764	$ 45,954	$ 36,771

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 15, "Segment Reporting", to these Consolidated Financial Statements, the Company has five reporting segments: US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries". The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "core laundry operations".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements is in conformity with US GAAP which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2010 consisted of 52 weeks, fiscal 2009 consisted of 52 weeks and fiscal 2008 consisted of 53 weeks. The additional week was included in the second quarter of fiscal 2008.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term debt. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the services are performed or when the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories, which primarily consist of finished goods.

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

Long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of long-lived assets in fiscal 2010, 2009 or 2008.

Goodwill and Other Intangible Assets

In accordance with accounting guidance generally accepted in the United States ("US GAAP"), goodwill is not amortized. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

The Company cannot predict future economic conditions or the future market value of the Company's stock or their impact on the Company. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on management's estimates of the period that the assets will generate revenue. Definite-lived intangible assets are evaluated for impairment. There were no impairments of goodwill or definite-lived intangible assets in fiscal 2010, 2009, or 2008.

As of August 28, 2010, definite-lived intangible assets have a weighted average useful life of approximately 14.3 years. Customer contracts have a weighted average useful life of approximately 14.6 years and other intangible assets, net, which consist of primarily, restrictive covenants, deferred financing costs and trademarks, have a weighted average useful lives of approximately 6.1 years.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants, in its consideration of the relevant facts and circumstances, before recording a contingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 3.5% to 4.2% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The Company depreciates, on a straight-line basis, the amount added to Property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-four years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until expenses from the cash flows of the hedged items are recognized. The Company performs an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value resulting from hedge ineffectiveness is immediately recognized as income or expense in the Consolidated Statements of Income.

The Company's hedging activities are transacted only with highly rated institutions, which reduce the exposure to credit risk in the event of nonperformance. Refer to Note 6, "Derivative Instruments and Hedging Activities", of these Consolidated Financial Statements for additional discussion and analysis.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

Pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding the Company's accounting for income taxes and its uncertain tax positions for financial accounting purposes.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.5 million, $1.6 million and $1.7 million for the fiscal years ended August 28, 2010, August 29, 2009 and August 30, 2008, respectively.

Net Income Per Share

As described in Note 1, "Recent Accounting Pronouncements", to the Consolidated Financial Statements, the Company adopted revised guidance on August 30, 2009 which clarifies whether instruments granted in share-based payment transactions are participating securities prior to vesting, and requires the Company to allocate income to its unvested participating securities as part of its EPS calculations.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all of the Company's Class B Common Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of outstanding stock options under the Company's stock based employee compensation plans.

The following table sets forth the computation of basic earnings per share using the two-class method for amounts attributable to the Company's shares of Common Stock and Class B Common Stock (in thousands, except per share data):

Year ended	August 28, 2010	August 29, 2009	August 30, 2008
Net income available to shareholders	$ 76,408	$ 75,852	$ 60,978
Allocation of net income for Basic:			
Common Stock	$ 59,921	$ 59,526	$ 47,827
Class B Common Stock	15,875	16,326	13,151
Unvested participating shares	612	—	—
	$ 76,408	$ 75,852	$ 60,978
Weighted average number of shares for Basic:			
Common Stock	14,570	14,394	14,363
Class B Common Stock	4,823	4,935	4,937
Unvested participating shares	171	—	—
	19,564	19,329	19,300
Earnings per share for Basic:			
Common Stock	$ 4.11	$ 4.14	$ 3.33
Class B Common Stock	$ 3.29	$ 3.31	$ 2.66

For diluted EPS, the revised guidance requires the Company to calculate diluted EPS for Common Stock using the more dilutive of the following two methods:

- The treasury stock method; or
- The two-class method assuming a participating security is not exercised or converted.

For the year ended August 28, 2010, the Company's diluted EPS was calculated using the two-class method as follows (in thousands, except per share data):

	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 59,921	14,570	$4.11
Add: effect of dilutive potential common shares			
Common Stock options	—	65	
Class B Common Stock	15,875	4,823	
Add: Undistributed earnings allocated to unvested participating shares	598	—	
Less: Undistributed earnings reallocated to unvested participating shares	(567)	—	
Diluted EPS – Common Stock	$ 75,827	19,458	$3.90

Stock options to purchase 118,800 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 28, 2010 because they were anti-dilutive.

For the years ended August 29, 2009, and August 30, 2008, the Company's diluted EPS was calculated using the treasury stock method as follows (in thousands, except per share data):

	Year ended August 29, 2009			Year ended August 30, 2008		
	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 59,526	14,394	$ 4.14	$ 47,827	14,363	$ 3.33
Add: effect of dilutive potential common shares						
Common Stock options	—	44		—	53	
Class B Common Stock	16,326	4,935		13,151	4,937	
Diluted EPS – Common Stock	$ 75,852	19,373	$ 3.92	$ 60,978	19,353	$ 3.15

Stock options to purchase 213,100 shares and 144,000 shares of Common Stock were excluded from the calculation of diluted earnings per share for the years ended August 29, 2009 and August 28, 2008, respectively, because they were anti-dilutive.

The diluted earnings per share calculations assume the conversion of all of the Company's Class B Common Stock into Common Stock; therefore, no allocation of earnings to Class B Common Stock is required.

Share-Based Compensation

The Company adopted a stock incentive plan (the "Plan") in November 1996 and has reserved 1,500,000 shares of Common Stock for issuance under the Plan. All options issued to management under the Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. All awards issued to the Company's non-employee members of the Board of Directors under the Plan are recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. Stock options granted to non-employee directors are granted on the third business day following the annual shareholders' meeting. All options are exercisable at a price equal to the fair market value of the Company's Common Stock on the date of grant.

Options granted prior to fiscal 2003 were subject to a proportional four-year vesting schedule and expire eight years from the grant date. Beginning in fiscal 2003, option grants are subject to a five-year cliff-vesting schedule under which options become fully vested or exercisable after five years from the date of grant and expire ten years after the grant date. Options granted to the Company's non-employee Board of Directors (the "Directors") are fully vested as of the date of grant. Prior to fiscal 2008, non-employee director grants expired ten years from the grant date. Beginning in fiscal 2008, non-employee director grants expire eight years after the grant date.

US GAAP requires that share-based compensation cost be measured at the grant date based on the value of the award and be recognized as expense over the requisite service period, which is generally the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Compensation expense for all option grants is recognized ratably over the related vesting period. Certain options were granted during fiscal 2010, 2009 and 2008 to non-employee Directors of the Company, which were fully vested upon grant and expire eight years after the grant date. Accordingly, compensation expense related to these option grants in fiscal 2010, 2009 and 2008 were recognized on the date of grant.

In both fiscal 2010 and 2009, a total of 12,000 shares of restricted stock were granted to the Company's non-employee Directors subject to vesting in full one year from the date of grant.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares will be earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods set forth in such agreement (collectively, the "Performance Criteria"). The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believes that it is probable that the Performance Criteria will be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company will recognize compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche.

Also on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares will be recognized ratably over the vesting period.

The fair value for each restricted stock grant is determined by using the closing price of our stock on the date of the grant. For the Performance Criteria Restricted Stock Award Agreement and the Restricted Stock Award Agreement, the fair value of the restricted shares was the closing price on April 5, 2010, which was $51.39.

Share-based compensation, which includes stock option grants and restricted stock grants, has been recorded in the Consolidated Statements of Income in selling and administrative expenses.

Refer to Note 12, "Share-based Compensation", of these Consolidated Financial Statements for further discussion regarding the Company's share-based compensation plans.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

Fiscal year ended August	**2010**	**2009**	**2008**
Risk-free interest rate	2.97%	2.82%	4.06%
Expected dividend yield	0.62%	0.76%	0.70%
Expected life in years	7.39	7.34	7.50
Expected volatility	39.3%	38.6%	38.5%

The weighted average fair values of options granted during fiscal years 2010, 2009 and 2008 were $18.86, $11.43 and $16.99, respectively.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying Consolidated Balance Sheets.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications did not impact current or historical net income or shareholders' equity.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (the "FASB") issued revised guidance which clarifies whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore, need to be included in the earnings allocation in computing earnings per share ("EPS"). The Company adopted the revised guidance on August 30, 2009. See "Net Income Per Share", under this Note 1 for more discussion on this revised guidance and the Company's EPS calculations.

In June 2009, the FASB approved its Accounting Standards Codification, (the "Codification"), as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, was effective for interim or annual financial periods ending after September 15, 2009. Therefore, starting in the Company's first quarter of fiscal 2010, any references made to US GAAP use the new Codification numbering system prescribed by the FASB. The Codification was not intended to change or alter existing US GAAP and, as a result, it did not have any impact on the Company's Consolidated Financial Statements.

In January 2010, the FASB issued revised guidance which requires additional disclosures about items transferring into and out of Levels 1 and 2 measurements in the fair value hierarchy. The revised guidance also requires additional separate disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, and clarifies, among other things, the existing fair value disclosures about the level of disaggregation. This pronouncement was effective for interim and annual financial periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relative to Level 3 measurements, which are effective for interim and annual financial periods beginning after December 15, 2010. The Company partially adopted this revised guidance on February 28, 2010, as required, and the adoption did not have a material impact on the Company's Consolidated Financial Statements. The Company also does not expect the adoption of the delayed portion of the revised guidance to have a material impact on its Consolidated Financial Statements.

2. Acquisitions

During the fiscal year ended August 28, 2010, the Company completed 9 acquisitions with an aggregate purchase price of approximately $20.9 million. The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of these acquisitions was significant in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands, except number of businesses acquired):

Year ended	August 28, 2010	August 29, 2009	August 30, 2008
Number of businesses acquired	9	12	14
Tangible assets acquired	$ 3,795	$ 467	$ 12,679
Intangible assets and goodwill acquired	17,113	4,263	48,588
Liabilities assumed	—	—	(315)
Acquisition of businesses	$ 20,908	$ 4,730	$ 60,952

Tangible assets acquired primarily relate to accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The following details the changes in intangible assets and goodwill, which includes changes related to additional payments associated with prior year acquisitions as well as changes to purchase allocations that had not been finalized as of the end of the prior fiscal year, for the years ended August 28, 2010 and August 29, 2009 as well as the respective periods over which the assets will be amortized on a straight-line basis (in thousands):

Year ended	August 28, 2010	August 29, 2009	Life in Years
Goodwill	$ 10,584	$ 2,475	N/A
Customer contracts	6,008	1,624	10-15
Other intangible assets	521	164	3-8
Total intangible assets and goodwill acquired	$ 17,113	$ 4,263	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill. In 2010, all of the goodwill was allocated to the US and Canadian Rental and Cleaning segment. In 2009, of the $2.5 million in goodwill that was recorded, $1.9 million was allocated to the US and Canadian Rental and Cleaning segment and the remaining $0.6 million was allocated to First Aid. Goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Fair Value Measurements

US GAAP establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments. The fair value hierarchy prescribed under US GAAP contains three levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The assets or liabilities measured at fair value on a recurring basis are summarized in the table below (in thousands):

	As of August 28, 2010			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Cash equivalents	$ 28,668	$ —	$ —	$ 28,668
Total	$ 28,668	$ —	$ —	$ 28,668
Liabilities:				
Interest rate swap	$ —	$ 1,627	$ —	$ 1,627
Total	$ —	$ 1,627	$ —	$ 1,627

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended	**August 28, 2010**	**August 29, 2009**	**August 30, 2008**
Current:			
Federal	$ 34,373	$ 37,843	$ 26,915
Foreign	4,336	3,835	4,708
State	6,871	7,886	4,895
Total current	45,580	49,564	36,518
Deferred:			
Federal	154	1,769	1,148
Foreign	366	(563)	(133)
State	344	(157)	188
Total deferred	864	1,049	1,203
Total	$ 46,444	$ 50,613	$ 37,721

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

	August 28, 2010	**August 29, 2009**	**August 30, 2008**
Income taxes at the statutory federal income tax rate	$ 42,998	$ 44,263	$ 34,545
State income taxes	4,690	5,024	3,303
Adjustments to tax reserves	(854)	1,288	(598)
Permanent and other	(390)	38	471
Total	$ 46,444	$ 50,613	$ 37,721

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows (in thousands):

Year ended	August 28, 2010	August 29, 2009	August 30, 2008
Rental merchandise in service	$ 11,511	$ 8,364	$ 13,498
Tax in excess of book depreciation	33,014	35,140	27,393
Purchased intangible assets	22,167	20,198	18,467
Accruals and other	(38,924)	(36,488)	(31,844)
Net deferred tax liabilities	$ 27,768	$ 27,214	$ 27,514

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

As of August 28, 2010 and August 29, 2009, there was $3.0 million and $3.9 million, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact the Company's effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 28, 2010 and August 29, 2009, the Company had accrued a total of $1.5 million and $1.7 million in interest and penalties, respectively, in its long-term accrued liabilities. For the year ended August 28, 2010, the Company recognized a benefit in its Consolidated Statement of Income related to interest and penalties totaling $0.3 million. For the years ended August 29, 2009 and August 30, 2008, the Company recognized expense in its Consolidated Statements of Income related to interest and penalties totaling $0.6 million and $0.1 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at August 30, 2008	$ 3,042
Additions based on tax positions related to the current year	475
Additions for tax positions of prior years	3,864
Reductions for tax positions of prior years	(738)
Statute expirations	(1,665)
Balance at August 29, 2009	$ 4,978
Additions based on tax positions related to the current year	184
Additions for tax positions of prior years	199
Statute expirations	(1,805)
Balance at August 28, 2010	$ 3,556

The Company has a significant portion of its operations in the United States and Canada. It is required to file federal income tax returns as well as state income tax returns in a majority of the U.S. states and also in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan and Quebec. At times, the Company is subject to audits in these jurisdictions, which typically are inherently complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

All U.S. and Canadian federal income tax examinations have substantially concluded through fiscal years 2006 and 2003, respectively. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2005. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

The Company has undistributed earnings of its international subsidiaries that it considers indefinitely reinvested and therefore has not provided for U.S. income taxes that could result from any future distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of its international subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

5. Long-term Debt

Long-term debt outstanding on the accompanying Consolidated Balance Sheets are as follows (in thousands):

	August 28, 2010	August 29, 2009
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	$ 75,000	$ 75,000
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points bearing interest at 1.04% and 1.13% as of August 28, 2010 and August 29, 2009, respectively.	100,000	100,000
Other	6,464	7,015
Current maturities of long-term debt	181,464	182,015
Less - current maturities	81,160	6,447
	$ 100,304	$ 175,568

Aggregate current maturities of long-term debt for the five fiscal years subsequent to August 28, 2010 and thereafter are as follows (in thousands):

2011	$ 81,160
2012	142
2013	—
2014	100,000
2015	—
Thereafter	162
Total	$ 181,464

The Company has a $225.0 million unsecured revolving credit agreement ("Credit Agreement") with a syndicate of banks, which matures on September 13, 2011. Under the Credit Agreement, the Company is able to borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with certain financial and other covenants, including a maximum funded debt ratio and minimum interest coverage as defined in the Credit Agreement. The Company generally tests its compliance with these financial covenants on a fiscal quarterly basis. At August 28, 2010, the interest rates applicable to any of the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 50 basis points at the time of the respective borrowing. As of August 28, 2010, the Company had no outstanding borrowings, letters of credit of $35.9 million, and $189.1 million available for borrowing.

On June 14, 2004, the Company issued $75.0 million of fixed rate notes pursuant to a Note Purchase Agreement ("Note Agreement") with a seven year term (June 2011) and bearing interest at 5.27%. The Company also issued $90.0 million of floating rate notes which were repaid in September 2005 and September 2006.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance. The proceeds from the issuance of the Floating Rate Notes were used to first repay the outstanding floating rate notes under the Note Agreement in the amount of $75.0 million and then to pay down outstanding amounts under the Credit Agreement.

As of August 28, 2010, the Company was in compliance with all covenants under the Credit Agreement, the Note Agreement and the 2006 Note Agreement.

6. Derivative Instruments and Hedging Activities

All derivative financial instruments are recognized at fair value and are recorded in accrued liabilities in the Company's Consolidated Balance Sheets. In January 2008, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements and the related effect on its variable rate debt. The Company concluded that the interest rate swap met the criteria to qualify as a cash flow hedge under US GAAP. Accordingly, the Company has reflected all changes in the fair value of the swap agreement in accumulated other comprehensive income (loss), a component of shareholders' equity. The swap agreement, with a notional amount of $100.0 million, matures on March 14, 2011. The Company pays a fixed rate of 3.51% and receives a variable rate tied to the three month LIBOR rate.

As of August 28, 2010, the Company had recorded the fair value of the interest rate swap of $1.6 million in accrued liabilities and a corresponding loss of $1.0 million in accumulated other comprehensive income (loss), which was net of the associated tax benefit. As of August 29, 2009, the amounts recorded in accrued liabilities and other comprehensive income were $3.6 million and $2.2 million, respectively. The $1.0 million loss deferred in accumulated other comprehensive income (loss) as of August 28, 2010 is expected to be reclassified to interest expense prior to its maturity on March 14, 2011.

The Company has recorded any realized gains or losses from its interest rate swap as an adjustment to interest expense in its Consolidated Statements of Income. For the fiscal years ended August 28, 2010 and August 29, 2009, the Company reclassified a loss from accumulated other comprehensive income (loss) into interest expense totaling $3.2 million and $1.7 million, respectively.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the years ended August 28, 2010, August 29, 2009 and August 30, 2008 were $11.0 million, $13.6 million and $10.9 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan on an accrual basis over employees' estimated service periods.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.5 million, $1.5 million and $1.2 million for the fiscal years ended 2010, 2009 and 2008, respectively.

The Company maintains a non-contributory defined pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employees' compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.3 million, $0.2 million and $0.2 million for fiscal years ended 2010, 2009 and 2008, respectively.

In connection with one of the Company's acquisitions, the Company assumed liabilities related to a frozen pension plan covering many of the acquired Company's former employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million for each of the fiscal years ended 2010, 2009 and 2008.

The Company refers to its UniFirst Plan and its Textilease Plan collectively as its "Pension Plans".

The components of net periodic benefit cost related to the Company's Pension Plans and SERP for the years ended August 28, 2010, August 29, 2009 and August 30, 2008 were as follows (in thousands):

	Pension Plans			SERP		
	2010	2009	2008	2010	2009	2008
Service cost	$ 136	$ 135	$ 115	$ 391	$ 364	$ 334
Interest cost	351	346	311	702	643	539
Expected return on assets	(191)	(243)	(244)	—	—	—
Amortization of prior service cost	62	62	21	368	368	368
Amortization of unrecognized loss	20	13	4	54	77	—
Other events	—	—	36	—	—	—
Net periodic benefit cost	$ 378	$ 313	$ 243	$ 1,515	$ 1,452	$ 1,241

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its Pension Plans and SERP as of August 28, 2010 and August 29, 2009 were as follows (in thousands):

	Pension Plans		SERP	
	2010	2009	2010	2009
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 6,205	$ 5,913	$ 11,925	$ 11,255
Service cost	136	135	391	364
Interest cost	351	346	702	643
Actuarial (gain) loss	921	37	1,355	(32)
Benefits paid	(274)	(226)	(386)	(305)
Projected benefit obligation, end of year	$ 7,339	$ 6,205	$ 13,987	$ 11,925
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 5,050	$ 4,995	$ —	$ —
Actual return on plan assets	331	148	—	—
Employer contributions	156	133	—	—
Benefits paid	(274)	(226)	—	—
Fair value of plan assets, end of year	$ 5,263	$ 5,050	$ —	$ —
Funded status (net amount recognized):	$ (2,076)	$ (1,155)	$ (13,987)	$ (11,925)

As of August 28, 2010 and August 29, 2009, the accumulated benefit obligations for the Company's Pension Plans were $7.3 million and $6.2 million, respectively. As of August 28, 2010 and August 29, 2009, the accumulated benefit obligations for the Company's SERP were $10.9 million and $9.3 million, respectively.

The amounts recorded on the Consolidated Balance Sheet for the Company's Pension Plans and SERP as of August 28, 2010 and August 29, 2009 were as follows (in thousands):

	Pension Plans		SERP	
	2010	2009	2010	2009
Deferred tax assets	$ 842	$ 569	$ 1,991	$ 1,722
Accrued liabilities	$ 2,076	$ 1,155	$ 13,987	$ 11,925
Accumulated other comprehensive loss	$ (1,317)	$ (891)	$ (3,114)	$ (2,694)

As of August 28, 2010 and August 29, 2009, the amounts recognized in accumulated other comprehensive income for the Company's Pension Plans and SERP (in thousands):

	Pension Plans		SERP	
	2010	2009	2010	2009
Net actuarial loss	$ (948)	$ (484)	$ (1,380)	$ (1,604)
Unrecognized prior service cost	(369)	(407)	(1,734)	(1,090)
	$ (1,317)	$ (891)	$ (3,114)	$ (2,694)

The weighted average assumptions used in calculating the Company's projected benefit obligation as of August 28, 2010 and August 29, 2009, were as follows:

	Pension Plans		SERP	
	2010	2009	2010	2009
Discount rate	4.7%	5.9%	4.8%	5.7%
Rate of compensation increase	N/A	N/A	5.0%	5.0 %

The weighted average assumptions used in calculating the Company's net periodic service cost for the years ended August 28, 2010, August 29, 2009 and August 30, 2008, were as follows:

	Pension Plans			SERP		
	2010	2009	2008	2010	2009	2008
Discount rate	5.8%	6.0%	6.0%	5.7%	6.0%	6.0%
Expected return on plan assets	4.0%	5.0%	5.0%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	5.0%	5.0%	5.0%

8. Goodwill and Other Intangible Assets

The Company no longer amortizes goodwill, but it is reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 28, 2010, August 29, 2009 or August 30, 2008.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 30, 2008	$ 258,836
Goodwill acquired during the period	2,475
Other	(140)
Balance as of August 29, 2009	$ 261,171
Goodwill acquired during the period	10,584
Other	102
Balance as of August 28, 2010	$ 271,857

As of August 28, 2010, the Company has allocated $267.2 million, $4.1 million and $0.6 million of goodwill to its US and Canadian Rental and Cleaning, Specialty Garments and First Aid segments, respectively.

Intangible assets, net in the Company's accompanying Consolidated Balance Sheets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
August 28, 2010			
Customer contracts	$ 133,209	$ 76,681	$ 56,528
Other intangible assets	26,927	24,418	2,509
	$ 160,136	$ 101,099	$ 59,037
August 29, 2009			
Customer contracts	$ 125,112	$ 68,496	$ 56,616
Other intangible assets	26,360	22,922	3,438
	$ 151,472	$ 91,418	$ 60,054

Estimated amortization expense for the five fiscal years subsequent to August 28, 2010 and thereafter, based on intangible assets, net as of August 28, 2010 is as follows (in thousands):

2011	$	9,274
2012		8,395
2013		7,577
2014		6,035
2015		5,596
Thereafter		22,160
	$	59,037

9. Accrued Liabilities

Accrued liabilities in the accompanying Consolidated Balance Sheet consists of the following (in thousands):

		August 28, 2010		August 29, 2009
Current liabilities:				
Payroll-related	$	28,809	$	30,967
Insurance related		29,134		23,031
Environmental related		3,888		4,852
Asset retirement obligations		8,899		8,584
Other		13,074		9,451
	$	83,804	$	76,885
Long-term liabilities:				
Payroll-related	$	15,192	$	12,586
Environmental related		15,098		14,532
	$	30,290	$	27,118
Total accrued liabilities	$	114,094	$	104,003

10. Asset Retirement Obligations

Asset retirement obligations, generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-four years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 5.7% to 7.5% over one to thirty-four years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement liabilities is as follows (in thousands):

		August 28, 2010		August 29, 2009
Beginning balance	$	8,584	$	7,844
Accretion expense		568		517
Asset retirement costs incurred		—		(104)
Revisions in estimates		(253)		327
Ending balance	$	8,899	$	8,584

As of August 28, 2010, the $8.9 million asset retirement obligation is included in accrued liabilities in the accompanying Consolidated Balance Sheet.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $6.3 million, $5.9 million and $5.7 million for the fiscal years ended 2010, 2009 and 2008, respectively. Annual minimum lease commitments for the five years subsequent to August 28, 2010 and thereafter are as follows (in thousands):

2011	$	4,326
2012		2,913
2013		2,028
2014		850
2015		602
Thereafter		733
	$	11,452

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues, and, in the past used perchloroethylene and other dry cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as a number of additional locations that it acquired as part of its acquisition of Textilease Corporation in September 2003. In addition, the Company recently received a notice from the Maryland Department of Environment directing the Company to investigate potential contamination at its Landover, Maryland facility.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided the Company and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. The Company met with EPA to discuss its comments, and the Company and another signatory to the consent decree subsequently submitted work plans to perform additional environmental investigations. Such work pursuant to these work plans has been initiated. The Company has accrued costs to perform certain work responsive to EPA's comments.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using risk-free rates of interest ranging from 3.5% to 4.2%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the Company's environmental liabilities for the years ended August 28, 2010 and August 29, 2009 are as follows (in thousands):

Year ended	August 28, 2010	August 29, 2009
Beginning balance	$ 19,384	$ 15,097
Costs incurred for which reserves have been provided	(2,392)	(2,755)
Insurance proceeds received	216	168
Interest accretion	794	668
Changes in discount rates	865	153
Revisions in estimates	119	6,053
Ending balance	$ 18,986	$ 19,384

In fiscal 2010 and 2009, the Company made revisions in estimates related to its environmental reserves totaling $0.1 million and $6.1 million, respectively. The increase in fiscal 2009 was primarily due to ongoing investigation and remediation efforts at two of our environmental exposure sites.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 28, 2010, for the next five fiscal years and thereafter, as measured in current dollars, are reflected below.

(In thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Estimated costs – current dollars	$ 4,046	$ 3,061	$ 1,806	$ 934	$ 804	$ 13,002	$ 23,653
Estimated insurance proceeds	(158)	(180)	(150)	(180)	(150)	(2,047)	(2,865)
Net anticipated costs	$ 3,888	$ 2,881	$ 1,656	$ 754	$ 654	$ 10,955	$ 20,788
Effect of inflation							7,303
Effect of discounting							(9,105)
Balance as of August 28, 2010							$ 18,986

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 28, 2010, the balance in this escrow account, which is held in a trust and is not recorded in the Company's Consolidated Balance Sheet, was approximately $3.0 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position and/or results of operations of the Company. It is possible, however, that future financial position or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see above) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $35.9 million and $36.5 million outstanding as of August 28, 2010 and August 29, 2009, respectively.

12. Share-based Compensation

The Company adopted a stock incentive plan (the "Plan") in November 1996 and reserved 150,000 shares of Common Stock for issue under the Plan. In January 2002, the Company increased the number of shares of Common Stock reserved for issuance under the Plan to 450,000. Such increase was approved by the Company's shareholders at the Company's 2002 Annual meeting of Shareholders held on January 8, 2002. At the Company's 2007 Annual Meeting of Shareholders held on January 9, 2007, the Company's shareholders approved the Company's increase in the number of shares of Common Stock reserved for issuance under the Plan to 800,000. At the Company's 2010 Annual Meeting of Shareholders held on January 12, 2010, the Company's shareholders approved the Company's increase in the number of shares of Common Stock reserved for issuance under the Plan to 1,500,000. Options granted under the Plan, through August 28, 2010, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Compensation expense for all option grants, whether proportional four-year vesting or five-year cliff-vesting, is recognized ratably over the related vesting period starting in fiscal 2006. Certain options were granted during fiscal 2010, 2009 and 2008 to non-employee members of the Board of Directors of the Company, which were fully vested upon grant and expire eight years after the grant date. Accordingly, compensation expense related to these option grants in fiscal 2010, 2009 and 2008 were recognized on the date of grant. In both fiscal 2010 and 2009, 12,000 shares of restricted stock were granted to the Company's non-employee directors that were subject to a one-year vesting schedule.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares will be earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods set forth in such agreement (collectively, the "Performance Criteria"). The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believes that it is probable that the Performance Criteria will be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company will recognize compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche. Compensation expense related to the Performance Criteria Restricted Stock Award Agreement recognized in fiscal 2010 totaled $1.8 million.

Also on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares will be recognized ratably over the vesting period. Compensation expense related to the Restricted Stock Award Agreement recognized in fiscal 2010 totaled $0.2 million.

Compensation expense for all share-based compensation for the five fiscal years subsequent to August 28, 2010 is as follows (in thousands):

2011	$ 5,889
2012	5,484
2013	4,621
2014	3,099
2015	1,764
Total	$ 20,857

As of August 28, 2010, the total compensation cost not yet recognized related to non-vested awards was approximately $21.1 million. The weighted average period over which this total compensation cost is to be recognized is approximately 4.2 years.

The following table summarizes the Common Stock option activity for the fiscal year ended August 28, 2010:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 29, 2009	377,750	$ 31.76
Granted	119,300	43.35
Exercised	(46,125)	25.49
Forfeited	(3,625)	32.81
Outstanding, August 28, 2010	447,300	$ 35.49
Exercisable, August 28, 2010	96,500	$ 32.24

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 28, 2010:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Option Life	Weighted Average Exercise Price
$19.93 – 24.35	22,600	2.84	$ 22.70	22,600	2.84	$ 22.70
27.08 – 28.85	107,900	7.04	27.43	36,300	4.71	28.06
33.13 – 38.96	190,500	6.26	36.40	20,100	6.55	36.93
42.21 – 53.20	126,300	8.91	43.29	17,500	7.06	47.88
$19.93 – 53.20	447,300	7.02	$ 35.49	96,500	5.08	$ 32.24

The following table summarizes the status of the Company's non-vested stock options at August 28, 2010:

	Non-vested Options	
	Number of Shares	Weighted Average Exercise Price
Non-vested at August 29, 2009	295,400	$ 32.71
Granted	110,300	42.55
Vested	(51,400)	28.73
Forfeited	(3,500)	33.36
Non-vested at August 28, 2010	350,800	$ 36.38

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, shares of Class B Common Stock are not freely transferable. For the year ended August 28, 2010, a total of 20,000 shares of Class B Common Stock were converted to Common Stock.

14. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign Currency Translation	Pension-related	Interest Rate Swap	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 30, 2008	$ 8,089	(3,467)	(188)	4,434
Change during the year	(2,604)	(117)	(2,013)	(4,734)
Balance, August 29, 2009	5,485	$ (3,584)	$ (2,201)	$ (300)
Change during the year	1,801	(847)	1,209	2,163
Balance, August 28, 2010	$ 7,286	$ (4,431)	$ (992)	$ 1,863

15. Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments") and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment because no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following tables (in thousands):

As of and for the year ended August 28, 2010	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 899,791	$ 99,256	$ (99,256)	$ 8,074	$ 907,865	$ 88,001	$ 30,073	$ 1,025,939
Income (loss) from operations	$ 149,464	$ 35,970	$ (5,982)	$ (65,106)	$ 114,346	$ 13,891	$ 2,035	$ 130,272
Interest (income) expense, net	$ (1,860)	$ —	$ —	$ 8,534	$ 6,674	$ —	$ —	$ 6,674
Income (loss) before taxes	$ 151,337	$ 35,922	$ (5,982)	$ (73,623)	$ 107,654	$ 13,162	$ 2,036	$ 122,852
Depreciation and amortization	$ 39,754	$ 1,360	$ —	$ 14,547	$ 55,661	$ 4,314	$ 1,502	$ 61,477
Capital expenditures	$ 43,652	$ 3,288	$ —	$ —	$ 46,940	$ 2,981	$ 94	$ 50,015
Total assets	$ 978,738	$ 22,777	$ —	$ —	$ 1,001,515	$ 70,222	$ 20,558	$ 1,092,295

As of and for the year ended August 29, 2009	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 904,902	$ 86,139	$ (86,139)	$ 7,759	$ 912,661	$ 72,340	$ 28,415	$ 1,013,416
Income (loss) from operations	$ 158,198	$ 27,828	$ (420)	$ (60,213)	$ 125,393	$ 7,360	$ 1,283	$ 134,036
Interest (income) expense, net	$ (1,968)	$ —	$ —	$ 9,289	$ 7,321	$ —	$ —	$ 7,321
Income (loss) before taxes	$ 160,211	$ 28,086	$ (420)	$ (69,705)	$ 118,172	$ 7,010	$ 1,283	$ 126,465
Depreciation and amortization	$ 38,053	$ 1,395	$ —	$ 12,750	$ 52,198	$ 4,058	$ 1,533	$ 57,789
Capital expenditures	$ 58,378	$ 151	$ —	$ —	$ 58,529	$ 6,505	$ 289	$ 65,323
Total assets	$ 900,186	$ 10,052	$ —	$ —	$ 910,238	$ 70,748	$ 21,113	$ 1,002,099

As of and for the year ended August 30, 2008	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 911,044	$ 91,834	$ (91,834)	$ 8,942	$ 919,986	$ 71,637	$ 31,552	$ 1,023,175
Income (loss) from operations	$ 137,341	$ 32,067	$ (2,632)	$ (63,229)	$ 103,547	$ 4,204	$ 887	$ 108,638
Interest (income) expense, net	$ (2,201)	$ —	$ —	$ 11,976	$ 9,775	$ —	$ —	$ 9,775
Income (loss) before taxes	$ 139,316	$ 31,717	$ (2,632)	$ (75,000)	$ 93,401	$ 4,411	$ 887	$ 98,699
Depreciation and amortization	$ 34,721	$ 1,488	$ —	$ 12,423	$ 48,632	$ 3,719	$ 1,433	$ 53,784
Capital expenditures	$ 64,046	$ 572	$ —	$ —	$ 64,618	$ 8,678	$ 499	$ 73,795
Total assets	$ 881,712	$ 11,691	$ —	$ —	$ 893,403	$ 68,282	$ 19,982	$ 981,667

The Company's long-lived assets as of August 28, 2010 and August 29, 2009 and revenues and income before income taxes for the years ended August 28, 2010, August 29, 2009 and August 30, 2008 were attributed to the following countries (in thousands):

Long-lived assets as of:	**August 28, 2010**	**August 29, 2009**
United States	$ 671,689	$ 661,895
Europe, Canada, and Mexico (1)	42,582	44,516
Total	$ 714,271	$ 706,411

Revenues for the year ended:	**August 28, 2010**	**August 29, 2009**	**August 30, 2008**
United States	$ 932,477	$ 931,670	$ 928,811
Europe and Canada (1)	93,462	81,746	94,364
Total	$ 1,025,939	$ 1,013,416	$ 1,023,175

Income before income taxes for the year ended:	**August 28, 2010**	**August 29, 2009**	**August 30, 2008**
United States	$ 107,344	$ 116,079	$ 84,214
Europe, Canada, and Mexico (1)	15,508	10,386	14,485
Total	$ 122,852	$ 126,465	$ 98,699

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 28, 2010 and August 29, 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 28, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 28, 2010 and August 29, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 28, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the UniFirst Corporation's internal control over financial reporting as of August 28, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 27, 2010

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 28, 2010 and August 29, 2009. This summary should be read in conjunction with these Consolidated Financial Statements and notes to Consolidated Financial Statements.

(In thousands, except per share data) **For the year ended August 28, 2010**	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenues	$ 256,179	$ 253,562	$ 261,248	$ 254,950
Income before income taxes	38,968	26,658	29,723	27,503
Provision for income taxes	15,392	10,432	10,409	10,211
Net income	$ 23,576	$ 16,226	$ 19,314	$ 17,292
Income per share – basic				
Common Stock	$ 1.28	$ 0.88	$ 1.03	$ 0.92
Class B Common Stock	$ 1.03	$ 0.71	$ 0.83	$ 0.73
Income per share – diluted				
Common Stock	$ 1.21	$ 0.83	$ 0.98	$ 0.87
Income allocated to – basic				
Common Stock	$ 18,516	$ 12,750	$ 15,145	$ 13,536
Class B Common Stock	$ 5,060	$ 3,476	$ 3,949	$ 3,424
Income allocated to – diluted				
Common Stock	$ 23,576	$ 16,226	$ 19,106	$ 16,976
Weighted average number of shares outstanding – basic				
Common Stock	14,440	14,467	14,645	14,751
Class B Common Stock	4,932	4,931	4,766	4,663
Weighted average number of shares outstanding – diluted				
Common Stock	19,434	19,477	19,490	19,472

(In thousands, except per share data) **For the year ended August 29, 2009**	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenues	$ 262,554	$ 257,285	$ 252,105	$ 241,472
Income before income taxes	31,280	31,889	35,719	27,577
Provision for income taxes	12,418	13,609	14,030	10,556
Net income	$ 18,862	$ 18,280	$ 21,689	$ 17,021
Income per share – basic				
Common Stock	$ 1.03	$ 1.00	$ 1.18	$ 0.93
Class B Common Stock	$ 0.82	$ 0.80	$ 0.95	$ 0.74
Income per share – diluted				
Common Stock	$ 0.97	$ 0.94	$ 1.12	$ 0.88
Income allocated to – basic				
Common Stock	$ 14,801	$ 14,344	$ 17,021	$ 13,361
Class B Common Stock	$ 4,061	$ 3,936	$ 4,668	$ 3,660
Income allocated to – diluted				
Common Stock	$ 18,862	$ 18,280	$ 21,689	$ 17,021
Weighted average number of shares outstanding – basic				
Common Stock	14,390	14,389	14,394	14,408
Class B Common Stock	4,935	4,935	4,935	4,933
Weighted average number of shares outstanding – diluted				
Common Stock	19,362	19,354	19,376	19,415

In the fourth quarter of fiscal 2009, the Company decreased its insurance reserves by $3.4 million resulting from its annual third-party actuarial review of its insurance reserve requirements. In addition, in the fourth quarter of fiscal 2009, the Company increased its environmental related accrual by $3.0 million due to additional information gathered from ongoing site investigations at two of its environmental exposure sites.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended August 28, 2010 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 28, 2010. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 28, 2010. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework.* Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 28, 2010. The effectiveness of our internal control over financial reporting as of August 28, 2010 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
UniFirst Corporation

We have audited UniFirst Corporation and subsidiaries' internal control over financial reporting as of August 28, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 28, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 28, 2010 and August 29, 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 28, 2010 of UniFirst Corporation and subsidiaries and our report dated October 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 27, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and corporate controller. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available, free of charge, on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K. We intend to disclose any amendment to or waiver of a provision of the Statement of Corporate Policy and Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.unifirst.com.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2011 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading “Executive Officers”.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2011 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2011 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

Information concerning our equity compensation plans contained in the table entitled “Equity Compensation Plan Information” set forth in Item 5 of this Annual Report on Form 10-K is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2011 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2011 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 28, 2010

Consolidated balance sheets as of August 28, 2010 and August 29, 2009

Consolidated statements of shareholders' equity for each of the three years in the period ended August 28, 2010

Consolidated statements of cash flows for each of the three years in the period ended August 28, 2010

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 28, 2010

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 28, 2010 (IN THOUSANDS)

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Reserves for Accounts Receivable				
For the year ended August 28, 2010	$ 5,567	$ 2,733	$ (4,198)	$ 4,102
For the year ended August 29, 2009	$ 4,164	$ 5,744	$ (4,341)	$ 5,567
For the year ended August 30, 2008	$ 4,144	$ 2,836	$ (2,816)	$ 4,164
Reserve for Obsolete Inventory				
For the year ended August 28, 2010	$ 1,588	$ 867	$ (672)	$ 1,783
For the year ended August 29, 2009	$ 1,722	$ 624	$ (758)	$ 1,588
For the year ended August 30, 2008	$ 953	$ 1,039	$ (270)	$ 1,722

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

(3) EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

	DESCRIPTION
3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
10.5	Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.1 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Modification No. 1, dated as of October 31, 2005, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.2 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Modification No. 2, dated as of March 22, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.3 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.8	Modification No. 3, dated as of September 13, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.4 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.9	Note Purchase Agreement, dated as of June 1, 2004 (incorporated by reference to Exhibit 10.5 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.10	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.11	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.12	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)

10.13	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.14	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.16	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.17	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.18	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.19	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

October 27, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	October 27, 2010
/s/ Steven S. Sintros Steven S. Sintros	Principal Financial Officer and Principal Accounting Officer	October 27, 2010
/s/ Cynthia Croatti Cynthia Croatti	Director	October 27, 2010
/s/ Phillip L. Cohen Phillip L. Cohen	Director	October 27, 2010
/s/ Robert F. Collings Robert F. Collings	Director	October 27, 2010
/s/ Anthony F. DiFillippo Anthony F. DiFillippo	Director	October 27, 2010
/s/ Donald J. Evans Donald J. Evans	Director	October 27, 2010
/s/ Michael Iandoli Michael Iandoli	Director	October 27, 2010
/s/Thomas Postek Thomas S. Postek	Director	October 27, 2010

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
10.5	Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.1 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Modification No. 1, dated as of October 31, 2005, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.2 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Modification No. 2, dated as of March 22, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.3 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.8	Modification No. 3, dated as of September 13, 2006, to the Amended and Restated Revolving Credit Agreement, dated as of June 14, 2004 (incorporated by reference to Exhibit 10.4 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.9	Note Purchase Agreement, dated as of June 1, 2004 (incorporated by reference to Exhibit 10.5 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.10	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.11	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Current Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.12	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)

10.13	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.14	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.16	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.17	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.18	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.19	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
Euro Nuclear Services B.V.	Netherlands
Euro Nuklear Services, GmbH	Germany
UniTech Services Group Ltd.	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-142138, 33-60781, 333-96097, 333-82682, and 333-165840) of UniFirst Corporation of our reports dated October 27, 2010, with respect to the consolidated financial statements and schedule of UniFirst Corporation, and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in this Annual Report (Form 10-K) for the year ended August 28, 2010.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 27, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 28, 2010 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 27, 2010

By:/s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Sintros, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 28, 2010 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Registrant, and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 27, 2010

By:/s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 28, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2010

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Steven S. Sintros, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 28, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2010

By:/s/ Steven S. Sintros

Steven S. Sintros, Chief Financial Officer
(Principal Financial Officer)



UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 11, 2011

The Annual Meeting of Shareholders (the "Annual Meeting") of UniFirst Corporation (the "Company") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, 53 State Street, Boston, Massachusetts 02109 on Tuesday, January 11, 2011 at 10:00 A.M. for the following purposes:

1. To elect three Class II Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2014 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

2. To approve the Company's 2010 Stock Option and Incentive Plan;

3. To approve the grant of performance restricted shares to Ronald D. Croatti;

4. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 27, 2011; and

5. To consider and act upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

Proposal 1 above relates solely to the election of three Class II directors of the Company nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any shareholder of the Company.

The Board of Directors has fixed the close of business on November 15, 2010 as the record date for the Annual Meeting. All shareholders of record on that date are entitled to receive notice of and to vote at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 11, 2011: The Proxy Statement and 2010 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 28, 2010, are available at http://phx.corporateir.net/phoenix.zhtml?c=71810&p=Proxy.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 7, 2010

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Important

Please note that due to security procedures, if you decide to attend the Annual Meeting, you will be required to show a form of picture identification to gain access to the offices of Goodwin Procter LLP. Please contact the Company's Investor Relations group at (978) 658-8888 if you plan to attend the Annual Meeting.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR 2011 ANNUAL MEETING OF SHAREHOLDERS
to be held on January 11, 2011
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place, 53 State Street,
Boston, Massachusetts 02109

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company", "UniFirst", "we", "our" or "us") for use at the 2011 Annual Meeting of Shareholders to be held on Tuesday, January 11, 2011 (the "Annual Meeting") and at any adjournments or postponements thereof. This Proxy Statement, the enclosed proxy and the Company's 2010 Annual Report to Shareholders are being first mailed to shareholders on or about December 7, 2010.

Any shareholder signing and returning the enclosed proxy has the power to revoke it by (1) giving written notice of revocation of such proxy to the Secretary of the Company at the address set forth above, (2) completing, signing and submitting a new proxy card relating to the same shares and bearing a later date, or (3) attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 15, 2010 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding and entitled to vote 14,917,879 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,913,369 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect three Class II Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2014 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified; (2) to approve the Company's 2010 Stock Option and Incentive Plan; (3) to approve the grant of performance restricted shares to Ronald D. Croatti; (4) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 27, 2011; and (5) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. With respect to the election of three Class II Directors, a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Ronald D. Croatti, Donald J. Evans and Thomas S. Postek. Votes may be cast FOR or WITHHOLD on the election of each of Messrs. Croatti, Evans and Postek. With respect to the approval of the Company's 2010 Stock Option and Incentive Plan, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval, provided that the total vote cast on the proposal represents over 50% in interest of all shares entitled to vote on the proposal. With respect to the approval of the grant of performance restricted shares to Ronald D. Croatti and the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm and each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval. Votes may be cast FOR, AGAINST or ABSTAIN on the approval of the Company's 2010 Stock Option and Incentive Plan, the approval of the grant of performance restricted shares to Ronald D. Croatti and the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 27, 2011.

The representation in person or by proxy of at least a majority of all Common Stock and Class B Common Stock issued, outstanding and entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of business. Consistent with applicable law, the Company intends to count abstentions and broker non-votes for the purpose of determining the presence or absence of a quorum for the transaction of business. A broker "non-vote" refers to shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the approval of the grant of performance restricted shares to Ronald D. Croatti, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 27, 2011 or, with the exception of the approval of the Company's 2010 Stock Option and Incentive Plan, each other matter expected to be voted on at the Annual Meeting. With respect to the approval of the Company's 2010 Stock Option and Incentive Plan, abstentions are considered votes cast under New York Stock Exchange rules and thus will have the same effect as a vote against the proposal.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on Tuesday, January 11, 2011: The Proxy Statement and 2010 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended August 28, 2010, are available at http://phx.corporate-ir.net/phoenix.zhtml?c=71810&p=Proxy.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of eight members, divided into three classes of two, three and three directors, respectively. One class is elected each year at the Annual Meeting of Shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each Annual Meeting of Shareholders.

At the Annual Meeting, three Class II Directors will be elected to serve until the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified. The Board of Directors has nominated Ronald D. Croatti, Donald J. Evans and Thomas S. Postek to be elected by holders of Common Stock and Class B Common Stock, voting together as a single class, to serve as Class II Directors (together, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as the Board of Directors may recommend.

Vote Required

The affirmative vote of a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Ronald D. Croatti, Donald J. Evans and Thomas S. Postek.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF RONALD D. CROATTI, DONALD J. EVANS AND THOMAS S. POSTEK AS CLASS II DIRECTORS.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Class II Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the Annual Meetings of Shareholders in 2012 and 2013, based on information furnished to the Company by each Director.

Class II Nominees for Election at 2011 Annual Meeting – Nominated to Serve for a Term that Expires in 2014	Age	Director Since
Ronald D. Croatti (1)	67	1982
Mr. Croatti joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company. Mr. Croatti provides a critical contribution to the Board of Directors as a result of his extensive and detailed knowledge of the Company and of the Company's industry, prospects, customers and strategic marketplace.		
Donald J. Evans	84	1973
Mr. Evans has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans previously served as Chairman of the Corporation, Banking and Business Law Committee of the American Bar Association and was also a member of the Legal Advisory Committee of the New York Stock Exchange. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary. Mr. Evans brings to the Board of Directors his executive leadership experience gained as General Counsel and First Deputy Commissioner of the Massachusetts Department of Revenue and his extensive legal industry experience gained as a senior partner in a large law firm.		
Thomas S. Postek	68	2008
Mr. Postek has served as Director of the Company since January 2008. He is a chartered financial analyst currently affiliated with Geneva Investment Management of Chicago. Mr. Postek is a member of the Board of Directors of Lawson Products, Inc., a publicly traded distributor of fasteners and other industrial supplies, and of Price Holdings, LLC. From 1986 to 2001, Mr. Postek was a partner and principal of William Blair & Company, LLC. Mr. Postek brings to the Board of Directors extensive financial industry experience as well as a long-standing understanding of the Company's industry and its competitors.		

Class I Continuing Directors – Term Expires in 2012	Age	Director Since
Anthony F. DiFillippo (1)	83	2002
Mr. DiFillippo was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002. Mr. DiFillippo brings to the Board of Directors his knowledge of the Company, his executive leadership experience and his experience in the Company's industry gained from his prior service as President of the Company.		
Robert F. Collings (2)	72	2005
Mr. Collings has served as Director of the Company since July 2005. He was a founder and President of Data Terminal Systems, Inc., a provider of electronic cash register/retail business control systems, from 1970 to 1981 and the founder and President of Resource Dynamics, Inc., a company that offered a facilities planning and management system, from 1981 until its sale in 1984. He is currently the Principal of The Collings Foundation, which he founded in 1979, a member of the President's Council of Massachusetts General Hospital and on the Board of Advisors of Calare Real Estate. Mr. Collings brings to the Board of Directors his executive leadership and operational experience.		

Class III Continuing Directors –Term Expires in 2013	Age	Director Since
Cynthia Croatti (1)	55	1995
Ms. Croatti joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company. Ms. Croatti brings to the Board of Directors her detailed knowledge of the Company and the Company's industry and her executive leadership experience.		

Phillip L. Cohen (2) **Mr. Cohen** has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. Mr. Cohen brings to the Board of Directors his extensive public accounting and financial industry experience.	79	2000
Michael Iandoli **Mr. Iandoli** has served as Director of the Company since January 2007. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is the President of the Executive Committee at the Larz Anderson Auto Museum. Mr. Iandoli brings to the Board of Directors his extensive executive leadership and operational experience.	65	2007

(1) Ronald D. Croatti and Cynthia Croatti are siblings, and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of an executive officer of the Company.

(2) The Company has designated Messrs. Collings and Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of two Class I Directors (Messrs. DiFillippo and Collings), three Class II Directors (Messrs. Croatti, Evans and Postek) and three Class III Directors (Ms. Croatti, and Messrs. Cohen and Iandoli). Three Class II Directors are up for re-election as Class II Directors at the Annual Meeting. The terms of the continuing Class I and III Directors will expire upon the election and qualification of Directors at the Annual Meeting of Shareholders in 2012 and 2013, respectively. At each Annual Meeting of Shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held five meetings and took action by unanimous written consent on one occasion during the Company's 2010 fiscal year.

Audit Committee. During the 2010 fiscal year, the Audit Committee consisted of Messrs. Cohen (Chairman), Collings, Evans and Postek. The Audit Committee held eight meetings during fiscal 2010. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000. The Audit Committee Charter has been updated and revised periodically since then, most recently in 2010. A current copy of the Audit Committee Charter, as amended and restated, is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the Securities and Exchange Commission (the "SEC") and has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, a current copy of which is available on the Company's website at www.unifirst.com. The Company's Audit Committee Complaint Procedure is also available on the Company's website at www.unifirst.com.

Compensation Committee. The membership of the Compensation Committee was expanded during fiscal 2010 and now consists of Messrs. Collings (Chairman), Cohen, Evans, Iandoli and Postek. The Compensation Committee met on three occasions during fiscal 2010. In addition, an Ad Hoc Committee consisting of all five members of the Compensation Committee was created in fiscal 2010 in connection with the establishment of the compensation of the Company's Chief Executive Officer. This Ad Hoc Committee was chaired by the Company's Lead Director, Mr. Evans and met on six occasions during fiscal 2010. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors has determined that each of the members of the Compensation Committee is "independent" under the rules of the New York Stock Exchange. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which was last revised in 2007. A current copy of the Compensation Committee Charter is available on the Company's website at www.unifirst.com.

Nominating and Corporate Governance Committee. During the 2010 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), Cohen and Iandoli. The Nominating and Corporate Governance Committee met on three occasions in fiscal 2010. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which was last revised in 2007. A current copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or shareholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of certain of these requirements. While neither the Board of Directors nor the Nominating and Corporate Governance Committee has a specific policy with respect to diversity, the Policy Regarding New Director Nominations provides that the Nominating and Corporate Governance Committee believes that director candidates should have a background that is complementary to that of the existing Board members so as to provide management and the Board of Directors with a diversity and freshness of views. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The current Corporate Governance Guidelines are available on the Company's website at www.unifirst.com. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, a current copy of which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each continuing Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2010 Annual Meeting of Shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. Cohen, Collings, Evans, Iandoli and Postek is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this Proxy Statement and (3) having beneficial ownership of the Company's securities as disclosed in the section of this Proxy Statement entitled "Security Ownership of Management and Principal Shareholders."

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are currently occupied by one individual, Mr. Croatti. The Board of Directors believes that this leadership structure has served the Company well in the past and continues to serve it well, as Mr. Croatti's 45 years of experience in the Company's industry and his extensive and detailed knowledge and understanding of the Company uniquely qualify him to serve as both Chairman and Chief Executive Officer. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and aligns corporate strategy with the Company's day-to-day operations. Combining the roles also promotes unified leadership and direction for the Board of Directors and management. In his combined role, Mr. Croatti sets the agenda for Board meetings with input from the Lead Director and presides over all meetings of the full Board. Since the Chairman and Chief Executive Officer positions are currently occupied by Mr. Croatti, the Board of Directors appointed Mr. Evans, an independent Director, as the Lead Director to ensure strong independent oversight. As Lead Director, Mr. Evans presides at all meetings of the Board of Directors at which the Chairman is not present and chairs the executive sessions of independent Directors and non-management Directors, who regularly meet in executive sessions at which only independent Directors and non-management Directors are present. Mr. Evans also provides input to the Chief Executive Officer and may make suggestions regarding meeting agendas and bear such further responsibilities as the Board of Directors may designate from time to time. Mr. Evans, from time to time, provides feedback to the Chief Executive Officer on executive sessions and facilitates discussion among the independent and non-management Directors outside of meetings of the Board of Directors.

Risk Oversight

The Board of Directors is responsible for overseeing the Company's risk assessment and management function, considering the Company's major financial risk exposures and evaluating the steps that the Company's management has taken to monitor and control such exposures. For example, the Board of Directors receives periodic reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory and reputational risks. The Company believes that the leadership structure of the Board of Directors supports effective oversight of risk assessment and management.

Risk Considerations in the Company's Compensation Programs

In connection with the Compensation Committee's compensation reviews, the Compensation Committee assesses whether the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Based on its review, the Compensation Committee believes that the mix and design of the Company's compensation plans and policies do not encourage employees to assume excessive risk and therefore are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered a number of matters, including the following elements of the Company's executive compensation plans and policies: (1) the Company sets performance goals that the Company believes are reasonable in light of past performance and market conditions; (2) the long-term vesting for the Company's equity incentive awards helps to align the interests of management with those of the Company's shareholders in respect of the Company's long-term performance; (3) a range of levels of performance under the Company's cash incentive bonus plan results in corresponding levels of compensation under that plan, rather than an "all-or-nothing" approach; (4) achievement of the targets under the Company's bonus plan is based on the satisfaction of corporate performance metrics such as revenues and earnings per share, which serves to minimize the impact of excessive risk taking by any individual member of management; and (5) the six-year vesting and the multi-year performance criteria contained in Mr. Croatti's restricted stock awards mitigate the impact of any short-term risk taking by him.

Meetings of Independent and Non-Management Directors

The independent and non-management Directors of the Company meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans, the Lead Director. Any interested party or shareholder who wishes to make their concerns known to the independent and non-management Directors may avail themselves of the same procedures provided below under the heading "Communication with the Board of Directors". The Company's Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of the Company's Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 15, 2010 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the named executive officers of the Company in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of the Company's Common Stock and Class B Common Stock on November 15, 2010.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	1,256,128	6.3%	17.3%
Cynthia Croatti(3)(4)	3,000	*	*
Steven S. Sintros(3)	700	*	*
Bruce P. Boynton(3)	2,500	*	*
Donald J. Evans(3)(5)(8)	14,807	*	*
Phillip L. Cohen(3)(5)(8)	13,500	*	*
Anthony F. DiFillippo(3)(5)(6)(8)	41,075	*	*
Robert F. Collings(3)(5)(8)	12,000	*	*
Michael Iandoli(3)(5)(8)	11,000	*	*
David M. Katz	–	*	*
Thomas S. Postek(3)(5)(7)(8)	24,500	*	*
All Directors and executive officers as a group(3)(9) (12 persons)	1,383,910	7.0%	17.5%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 15, 2010, a total of 19,831,248 shares of common stock were outstanding, of which 14,917,879 were shares of Common Stock entitled to one vote per share and 4,913,369 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 1,093,528 shares of Class B Common Stock, representing 22.3% of such class, 154,200 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3. Of the shares owned by Mr. Croatti, 350,000 are subject to the satisfaction of performance criteria and time-based vesting and 50,000 are subject to time-based vesting such that any the failure to satisfy such performance criteria and vesting may result in the forfeiture of some or all of such shares to the Company. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock and 250,000 shares of Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 15, 2010, the following number of shares of Common Stock: Ronald D. Croatti, 8,400 shares; Cynthia Croatti, 3,000 shares; Steven S. Sintros, 700 shares; and Bruce P. Boynton, 2,500 shares. The non-employee Directors presently have exercisable options to purchase the following number of shares of Common Stock: 8,500 shares each in the case of Messrs. Cohen and Evans; 7,000 shares in the case of Mr. Collings; 6,000 shares in the case of Mr. Iandoli; and 4,500 shares each in the case of Messrs. A. DiFillippo and Postek.

(4) Ms. Croatti owns the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock and 250,000 shares of Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 80,534 shares of Common Stock and 67,069 shares of Class B Common Stock.

(5) Mr. Evans owns 4,307 shares of Common Stock, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Mr. A. DiFillippo owns 27,325 shares of Common Stock, beneficially owns shares of Common Stock listed in footnote 6, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Mr. Postek owns shares of Common Stock listed in footnote 7, the options to purchase Common Stock listed in footnote 3, plus the unvested restricted Common Stock listed in footnote 8. Each of Messrs. Cohen, Collings and Iandoli beneficially own 3,000 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 plus the unvested restricted Common Stock listed in footnote 8.

(6) Includes 7,250 shares owned by Mr. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

(7) Mr. Postek owns 18,000 shares of Common Stock.

(8) Includes 2,000 shares of restricted stock owned by each of Messrs. Evans, Cohen, A. DiFillippo, Collings, Iandoli and Postek. Such shares will vest on January 2, 2011.

(9) Includes the Directors and named executive officers set forth in the table above and the other executive officer of the Company.

To the knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding shares of Common Stock or Class B Common Stock of the Company as of November 15, 2010. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
The Queue Limited Partnership(2)	1,933,885	9.8%	30.2%
First Eagle Investment Management, LLC(3)	1,721,426	8.7	2.7
Ronald D. Croatti(4)	1,256,128	6.3	17.3
The Red Cat Limited Partnership(5)	1,021,748	5.2	16.0
Royce & Associates, LLC(6)	938,417	4.7	1.5
River Road Asset Management, LLC(7)	803,011	4.0	1.3
Tweedy, Browne Company, LLC(8)	762,596	3.8	1.2
Cecelia Levenstein(9)	591,157	3.0	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 15, 2010, a total of 19,831,248 shares of common stock were outstanding, of which 14,917,879 were shares of Common Stock entitled to one vote per share and 4,913,369 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) The Queue Limited Partnership ("QLP") owns 1,933,885 shares of Class B Common Stock, representing 39.4% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald D. Croatti, Cynthia Croatti and Cecelia Levenstein are the sole shareholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(3) First Eagle Investment Management, LLC beneficially owns shares of Common Stock, representing 11.5% of such class. The address of First Eagle Investment Management, LLC is 1345 Avenue of the Americas, New York, NY 10105. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by First Eagle Investment Management, LLC on November 12, 2010.

(4) Ronald D. Croatti owns 1,093,528 shares of Class B Common Stock, representing 22.3% of such class, 154,200 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3 to the preceding table. Of the shares owned by Mr. Croatti, 350,000 are subject to the satisfaction of performance criteria and time-based vesting and 50,000 are subject to time-based vesting such that any the failure to satisfy such performance criteria and vesting may result in the forfeiture of some or all of such shares to the Company. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock and 250,000 shares of Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 132,792 shares of Class B Common Stock. The address of Ronald D. Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(5) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 20.8% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. ("RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald D. Croatti and Cynthia Croatti are the sole shareholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(6) Royce & Associates, LLC beneficially owns shares of Common Stock, representing 6.3% of such class. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Royce & Associates, LLC on November 8, 2010.

(7) River Road Asset Management, LLC beneficially owns shares of Common Stock, representing 5.4% of such class. The address of River Road Asset Management, LLC is 462 South Fourth Street, Louisville, KY 40207. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by River Road Asset Management, LLC on November 10, 2010.

(8) Tweedy, Browne Company, LLC beneficially owns shares of Common Stock, representing 5.1% of such class. The address of Tweedy, Browne Company, LLC is 350 Park Avenue, 9th Floor, New York, NY 10022. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Tweedy, Browne Company, LLC on November 8, 2010.

(9) Cecelia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.0% of such class, and 146,808 shares of Common Stock. Ms. Levenstein is a shareholder and director of the general partner of The Queue Limited Partnership, which owns 1,933,885 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 38,138 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, in collaboration with management, develops and implements our compensation policies. The Compensation Committee also reviews and establishes the compensation paid to our executive officers. We believe we provide an appropriate and competitive total compensation package to our executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executive officers based on the achievement of predetermined corporate goals.

This Compensation Discussion and Analysis describes our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and other three most highly-compensated executive officers as determined in accordance with applicable SEC rules (collectively, our "named executive officers"). During fiscal 2010, the composition of the Compensation Committee was expanded by the Board of Directors to include all five of our independent Directors. This group of five independent Directors, acting at the time as the Ad Hoc Committee of Independent Directors, was also responsible for considering and recommending to the Board of Directors the decision to enter into a long-term employment contract with our Chief Executive Officer and to grant him significant equity incentive awards, primarily in the form of performance-based restricted stock.

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive uniform rental and sales industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success and the furtherance of our long term strategic plan;
- align the interests of our executives and shareholders by motivating executives to increase shareholder value and by rewarding executives when shareholder value increases;
- provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by corporate and individual performance and the creation of shareholder value;

- ensure fairness among our executive officers by recognizing the contributions each executive makes to our success; and
- foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Compensation Programs and Plans

We designed our executive compensation programs and plans to achieve the objectives described above. Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Consistent with the significant emphasis we place on performance-based incentive compensation, we have linked our annual cash incentive bonuses to the achievement of predetermined corporate performance goals.

Within the context of the overall objectives of our compensation programs, we typically determine the specific amounts of compensation to be paid to each of our named executive officers based on a number of factors:

- the performance of our named executive officers in prior years;
- the roles and responsibilities of our named executive officers;
- the individual experience and skills of our named executive officers;
- for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and
- the amounts of compensation being paid to our other named executive officers.

In addition, we rely on our understanding of the amount of compensation paid by our principal competitors and similarly situated companies to their executives with comparable roles and responsibilities as a market check for the compensation decisions we make.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of how each element fits into the overall compensation of our named executive officers. We also discuss below the amounts of compensation paid to our named executive officers for fiscal 2010 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.

In evaluating appropriate compensation levels and programs for 2010, we were mindful of the salary freeze in 2009, the mandatory furlough program and other compensation cut-backs instituted in December 2008 as cost-savings initiatives in the face of the recent severe recession. These actions contributed to our strong profits in fiscal 2009 and we concluded that compensation increases for 2010 were appropriate in recognition of the sacrifice made by the executive team in 2009 and the solid financial results generated by the Company.

As part of our 2010 compensation review, we determined that it was appropriate to create a long-term equity incentive program for our Chief Executive Officer, Ronald D. Croatti. Accordingly, on April 5, 2010 we entered into a long-term employment agreement with Mr. Croatti and granted him a total of 400,000 shares of restricted stock, 350,000 shares of which are performance-based. The process we used, the factors we considered and the conclusions we reached in the development of Mr. Croatti's long-term equity incentive arrangement are described below.

Base Salary

We pay our named executive officers a base salary, which we review and determine annually. We believe that a competitive base level of compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers who will further our long term strategic plan and increase shareholder value. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance. The base salaries paid to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions. The base salaries set forth in the "Summary Compensation Table" below reflect the base salaries earned by our named executive officers in fiscal 2010. We determine the base salaries of our named executive officers on a calendar year basis. For calendar 2010, we increased the base salaries of all of our named executive officers other than Mr. Croatti as follows: Steven S. Sintros' base salary increased from $225,000 to $249,995 per year, Cynthia Croatti's base salary increased from $330,235 to $336,840 per year, Bruce P. Boynton's base salary increased from $262,000 to $267,241 per year and David M. Katz's base salary increased from $275,000 to $280,501 per year. Mr. Croatti's base salary was not increased in 2010 pursuant to the terms of the long-term employment agreement we entered into with him in April 2010. The base salaries of our other named executive officers reflected 2% to 11% increases as determined by our Compensation Committee after reviewing Mr. Croatti's recommendations with respect to the base salaries to be paid to each named executive officer.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our named executive officers are eligible to receive annual cash incentive bonuses primarily based on their performance as measured against predetermined corporate financial goals that we establish. The primary objective of our annual cash incentive bonuses is to motivate our named executive officers and to reward them for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. Our annual cash incentive bonuses also align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so.

Under our bonus plan, our named executive officers have the potential to earn annual cash incentive bonuses at a level that represents a meaningful portion of our named executive officers' cash compensation. Our bonus plan provides for potential annual cash incentive bonuses that range from no annual bonus to an annual bonus of up to 28% of the named executive officer's base salary for the fiscal year. Potential bonus payments under our bonus plan are linked to objective criteria set forth in our bonus plan. Our named executive officers can earn annual cash incentive bonuses based on predetermined goals based on corporate revenues, earnings per share and customer retention.

At the beginning of each fiscal year, we set a fiscal year target for corporate revenues for purposes of our bonus plan. At the end of each fiscal year, we compare actual revenues for the fiscal year both to target revenues and actual revenues for the prior fiscal year. Based on our actual revenues for the fiscal year, each named executive officer can earn a bonus of up to 4% of his or her base salary if actual revenues exceed a predetermined percentage of the target revenues. Another 4% of his or her base salary can be earned based on the extent to which actual revenues exceed 103% of prior year revenues. The amount of the bonus would vary depending on the amount by which actual revenues varied from target revenues or the prior year revenues, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each revenue goal, actual revenues must equal or exceed 102% of the target revenues and 108% of the prior year revenues, respectively.

At the beginning of each fiscal year, we set a fiscal year target amount of corporate earnings per share for purposes of our bonus plan. At the end of each fiscal year, we compare actual earnings per share for the fiscal year both to target earnings per share and actual earnings per share for the prior fiscal year. Based on our actual earnings per share for the fiscal year, each named executive officer can earn a bonus of up to 8% of his or her base salary if actual earnings per share exceed a predetermined percentage of the target earnings per share. Another 8% of his or her base salary can be earned based on the extent to which actual earnings per share exceed 103% of prior year earnings per share. The amount of the bonus would vary depending on the amount by which actual earnings per share varied from target earnings per share or the prior year earnings per share, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each earnings per share goal, the actual earnings per share must equal or exceed the target earnings per share and 110% of the prior year earnings per share, respectively.

Our bonus plan also provides for annual cash incentive bonuses of up to 4% of base salary for our named executive officers based on customer retention.

No annual cash incentive bonuses are paid to our named executive officers unless at least one of the revenue targets and one of the earnings per share targets are achieved.

In establishing our targeted bonus opportunities, we consider the incentives that we want to provide to our executives and our historical practices. For fiscal 2010, we established the following corporate financial goals under our bonus plan. With respect to revenues, target revenues were set at $975 million. Since actual revenues for fiscal 2010 were $1.026 billion, based on the percentage achievement levels the named executive officers achieved a 4% bonus based on target revenues and no bonus based on the comparison to the prior year revenues. With respect to corporate earnings per share, target earnings per share were set at $2.85. Since actual earnings per share were $3.90, based on the percentage achievement levels the named executive officers achieved an 8% bonus based on target earnings per share and no bonus based on the comparison to prior year earnings per share. With respect to customer retention levels, at a revenue growth rate of less than 8%, the target customer loss percentage was set at no more than 10%. Since the actual lost customer percentage was less than 10%, the named executive officers earned a bonus of 3% based on this criterion. In addition, in light of the solid financial results generated by the Company in the face of extraordinarily challenging economic and business conditions, we approved an extra 2.5% bonus for each of the executive officers in addition to that earned under the 2010 bonus plan.

For fiscal 2010, our named executive officers received the following annual cash incentive bonuses:

Name	Bonus	% of Base Salary
Ronald D. Croatti	$88,137	17.5%
Steven S. Sintros	$42,319	17.5%
Cynthia Croatti	$58,569	17.5%
Bruce P. Boynton	$46,467	17.5%
David M. Katz	$48,773	17.5%

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to our named executive officers as part of our total compensation package. We use long-term equity incentive awards as part of our emphasis on performance-based incentive compensation. Our long-term equity incentive awards align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so. We generally grant long-term incentive awards once each year.

In fiscal 2010 we granted non-qualified stock options to all of our named executive officers other than Mr. Croatti. We have traditionally granted non-qualified stock options to our named executive officers. We continued this practice in fiscal 2010 for all of our named executive officers other than Mr. Croatti. (The long-term equity incentive grants made to Mr. Croatti in 2010 are described below). Stock options provide our executive officers with the right to purchase shares of our Common Stock at a fixed exercise price based on the fair market value of shares of our Common Stock on the date of grant. Since 2003, stock options granted to our named executive officers have been subject to a five-year cliff-vesting schedule under which options become vested and exercisable after five years from the date of grant and expire ten years after the grant date. All stock options are awarded pursuant to our UniFirst Corporation 1996 Stock Incentive Plan, as amended.

Upon a holder's exercise of a non-qualified stock option, we are generally entitled to a tax deduction in the year in which the stock option is exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option is exercised. A holder of a non-qualified stock option is generally taxed on this same amount in the year of exercise.

In fiscal 2010, we granted the following non-qualified stock options and shares of restricted stock to the following named executive officers:

Name	Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Number of Restricted Shares Granted	Grant Date Fair Value of Stock Awards
Ronald D. Croatti	–	–	400,000	$20,556,000
Steven S. Sintros	8,000	$42.55	–	–
Cynthia Croatti	12,000	$42.55	–	–
Bruce P. Boynton	8,000	$42.55	–	–
David M. Katz	8,000	$42.55	–	–

Broad-Based Benefits Programs and Perquisites

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance, life insurance and the UniFirst Corporation Profit Sharing Plan. In addition, certain of our full-time employees, including our named executive officers, may participate in the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan. In fiscal 2010, our named executive officers also received certain perquisites and personal benefits set forth in the "Summary Compensation Table" below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long term strategic plan.

Our CEO Compensation Program

Early in the fiscal 2010 compensation review process, we recognized that management continuity was critical to the future success of the Company. To that end, our Chief Executive Officer, Mr. Croatti, proposed that he be granted 400,000 shares of restricted stock subject to vesting over five years. It was determined that the review of any such grant should be considered by all of the independent Directors, and so an Ad Hoc Committee was formed consisting of Messrs. Cohen, Collings, Evans, Iandoli and Postek. This Ad Hoc Committee was chaired by our Lead Director, Mr. Evans. Outlined below are our objectives in developing our CEO compensation arrangements, the process we followed in reviewing and analyzing the terms of the arrangement, the issues we considered in the process, the conclusions we ultimately reached and the terms of the employment agreement and restricted stock awards the Company entered into with Mr. Croatti.

Our CEO Compensation Objectives

The Ad Hoc Committee believed that Mr. Croatti has been and remains critical to the Company's past and future success. We therefore concluded that it is in the best interest of our shareholders to ensure Mr. Croatti's continued dedication to the Company. Accordingly, the Ad Hoc Committee's primary objective was to ensure management continuity and reward continued excellent results. We determined that this could best be accomplished through a long-term equity incentive program that would keep Mr. Croatti engaged and committed in his role as our Chief Executive Officer for an extended period of time. In addition, we strove to redress what we believed to be his long-standing under-compensation as compared to his peers at comparable companies, and thereby to compensate him appropriately for his exceptional past performance. As part of this initiative, we sought to create a significant long-term equity compensation opportunity for him that would align his long-term wealth creation with the long-term performance of the Company.

Process We Followed

In considering the equity incentive grant to be awarded to Mr. Croatti, the Ad Hoc Committee met six times from November 2009 through March 2010. At our first meeting, it was agreed that the Ad Hoc Committee should retain an experienced and highly-qualified independent executive compensation consultant to advise us on this matter. Following an interview process, we selected Pearl Meyer & Partners LLC (PM&P). It should be noted that PM&P does not perform other work for the Company or its executives and the Compensation Committee has sole authority to retain or terminate all compensation consultants.

At our request, PM&P prepared detailed reports to assist us in the review process. As part of its analyses, PM&P compared the Company's performance and Mr. Croatti's compensation to a group of reference companies. These reference companies were Administaff, Inc., Cenveo, Inc., Cintas Corporation, Comfort Systems USA, Inc., Consolidated Graphics, Inc., G&K Services, Inc., Invacare Corporation, Kforce Inc., Rollins, Inc., Stericycle, Inc., Tetra Tech, Inc., The Timberland Company, Warnaco Group, Inc., and Watts Water Technologies, Inc. These reference companies were selected by PM&P based on comparability to the Company with respect to revenues, market capitalization, asset size and industry, and then approved by the Ad Hoc Committee after input from management.

In addition, we concluded that it was important to compare Mr. Croatti's compensation to broader compensation surveys as a market check. We therefore also looked to the most recent then-available Research Report 143B of The Conference Board dealing with CEO compensation at 2,154 publicly-traded companies in the United States. In particular, we considered the Report's data regarding CEO compensation for the Report's industry grouping applicable to the Company (Textile and Apparel) as well its breakout of data for CEO compensation at companies with revenues comparable to ours.

At the conclusion of our meetings, on March 12, 2010 the Ad Hoc Committee recommended to the Company's Board of Directors that it approve the equity incentive compensation arrangements for Mr. Croatti outlined herein. Based on this recommendation, on March 30, 2010 the Board authorized the Company to enter into an employment agreement with Mr. Croatti and to grant to him 50,000 shares of restricted stock subject to time-based vesting and 350,000 shares of restricted stock subject to vesting based on the achievement of specific performance criteria. Following negotiations with Mr. Croatti and his counsel, the employment agreement was executed on April 5, 2010 and the restricted stock was issued on that date. To satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company is now seeking shareholder approval of the grant of 350,000 shares of performance-based restricted stock to Mr. Croatti as outlined in this Proxy Statement.

Factors We Considered

In considering the nature, size and terms of the equity incentive grant to be issued to Mr. Croatti, we considered a variety of factors. While some of these factors were objective comparisons to compensation levels at other companies, most of them were subjective factors, including those related to Mr. Croatti's past and expected future performance as well as those focused on the extent to which such a grant would further align the interests of Mr. Croatti, our shareholders and the other constituencies. Each of us weighed the factors differently and no single factor or group of factors was determinative for any of us. We each looked at the totality of circumstances and factors and reached our conclusions accordingly. We considered to a greater or lesser extent each of the following factors; however, this listing of factors is not intended to be, and is not, exhaustive of all of the inputs and factors considered by each of us.

- We compared UniFirst's performance (based on revenue growth, EBITDA margin and total shareholder return) to that of the reference companies over the past 1, 3 and 5 years and compared Mr. Croatti's compensation to the compensation of the CEOs of those reference companies. With the assistance of our consultant, PM&P, we found that UniFirst was consistently in the top quartile in EBITDA margin as compared to the reference companies and was in the top half in all other measures as compared to these companies for all the periods in question. We then compared Mr. Croatti's compensation over the past 1 and 5 year periods to that paid to the CEOs of the reference companies. While we considered comparison data at the 25th, 50th and 75th percentiles, we determined that UniFirst financial performance was consistently above average and therefore we concluded that it was appropriate to review his pay relative to the 75th percentile. This conclusion was also supported by his long tenure as CEO, his solid industry reputation and his long track record of above par performance. This analysis revealed that Mr. Croatti's shortfall in total compensation at the 75th percentile was over $3.9 million in annual pay (which is the sum of base salary, annual bonus and the grant date value of long-term incentives) and approximately $20 million over the past 5 years (based on the sum of base salaries, annual bonus payouts, value realized from option exercises, value of restricted stock grants that vest, value of performance award payouts and company contributions to deferred compensation, retirement plans and SERPs over the past 5 years).

- We compared Mr. Croatti's compensation level to those levels reflected in The Conference Board report. We reviewed the report's data for compensation to companies in UniFirst's revenue range and to companies in UniFirst's industry grouping. In both of these cases, the reported annual median compensation ($4.6 million at the 75th percentile for companies in UniFirst's revenue range and $5.6 million at the 75th percentile for all companies in the Textile and Apparel grouping) exceeded that paid to the CEOs of the reference companies at the 75th percentile. In reviewing this data, we were mindful of the significant differences in size of many of the companies included in the survey and broad scope of UniFirst's industry grouping. Accordingly, we viewed this data as a market check for the results of the compensation comparison to the reference companies.

- In comparing Mr. Croatti's compensation to that paid to other CEOs, our focus was on the creation of a substantial equity incentive for Mr. Croatti. While we initially considered a number of alternatives, we ultimately concluded that to the extent we were to seek to bridge all or a portion of his compensation gap, we would do so solely through equity incentive grants as opposed to significant increases to either his base salary or annual cash incentive bonuses. In this regard, we considered it significant that while the issuance of restricted stock would cause limited dilution for our shareholders, it would not result in a significant cash drain on the Company.

- We were cognizant that the UniFirst stock price was in the range of $42 to $45 per share when we began our discussions regarding a restricted stock grant. As these discussions progressed, the stock rose to a range of $52 to $55 per share. In considering the value of any restricted stock grant to be made to Mr. Croatti, we looked more to an average price over the period during which we considered the grant rather than the specific per share price at the date of grant.

- We discussed at length the perspectives that a number of different constituencies would likely have on the compensation alternatives we were considering. These constituencies included:

    - institutional and individual holders of our Common Stock;
    - other senior executives;
    - customers;
    - employees generally;
    - potential investors; and
    - holders of our Class B Common Stock and other members of the Croatti family.

- As an additional reference point, we asked PM&P to profile compensation programs provided to recently hired CEOs at comparable companies, to better understand the hypothetical "replacement cost" associated with a CEO turnover in the event Mr. Croatti were to retire.

- We considered the impact the grant would have (assuming it were fully earned and after deducting shares withheld for the payment of taxes) on Mr. Croatti's total share ownership. In this regard, we took into account Mr. Croatti's intent to exchange with other Croatti-family holders the shares of Common Stock received pursuant to the proposed restricted stock award for an identical number of shares of Class B Common Stock. In that connection, it was determined that the restrictions applicable to the shares of Common Stock to be exchanged would, in essence, be transferred from his Common Stock to the Class B Common Stock received pursuant to the exchange.

- We considered the dilution that would be caused by the grant of restricted stock on the Company's earnings per share, both prior to vesting and after vesting.

- We considered the tax impact of the grant on the Company and Mr. Croatti. In particular, we reviewed in detail the requirements of Section 162 (m) of the Code regarding the deductibility of the grant by the Company.

- We considered the performance metrics applicable to the restricted stock. We discussed numerous possible metrics and the underlying performance criteria and considered the appropriate time period for the achievement of the performance criteria.

- We considered the pros and cons of linking the restricted stock grant to a long-term employment agreement that would severely restrict Mr. Croatti's ability to compete with the Company in the event he were to resign from his position.

Our Conclusions

In analyzing the factors impacting the proposed equity incentive grant to Mr. Croatti, the Ad Hoc Committee reached a number of conclusions that ultimately served to refine our analysis and assist us in making a final decision on the awards. First, and foremost, the Ad Hoc Committee agreed that Mr. Croatti's performance as our CEO has been exceptional and that it is key to our future success that the Ad Hoc Committee create an equity incentive program for him that would financially incent him to continue as our CEO for at least the next five years. In reviewing Mr. Croatti's 19-year tenure as our CEO, the Ad Hoc Committee particularly emphasized his strong leadership skills, his strategic vision for the Company and its businesses, his ability to attract, retain and motivate a successful management team, his in-depth knowledge of the Company businesses, his ability to identify, negotiate, close and integrate acquisitions and his proven ability to accurately assess and drive the internal and external factors that are the keys to the Company's success. In addition, we took note of his proven record of profitability growing the Company. For example, since Mr. Croatti became CEO in 1991, revenues have grown from $250 million to over $1.0 billion, with a compounded annual growth rate (through the end of fiscal 2009, which was the most recent completed fiscal year when we considered this matter) in revenues and earnings per share of 7.6% and 9.9%, respectively. Over that period, the Company had grown from serving 100,000 customer locations in 29 states, Canada and Europe from more than 100 customer service, distribution and manufacturing facilities to serving over 200,000 customer locations in 45 states, Canada and Europe from more than 200 customer service, distribution and manufacturing facilities. In addition, during this time the number of Company employees had increased from approximately 4,500 to approximately 10,000. Finally, our share price (adjusted for dividends and splits) had increased from $7.51 at the end of fiscal 1991 to $54.79, the closing price on the date (March 12, 2010) we recommended the restricted stock grant to the Board of Directors.

More recently, over the five-year period ended with fiscal 2009, the Company's annual net income more than doubled from $33.6 million in fiscal 2004 to $75.9 million in fiscal 2009, while shareholders' equity had risen from $368.7 million to $627.0 million. The Ad Hoc Committee also took note that since fiscal 2006, UniFirst's organic growth rate had outperformed its principal competitors who publicly report financial results (Cintas Corporation and G&K Services, Inc.) and that UniFirst was the only publicly-held company in the uniform rental industry to achieve positive organic growth in fiscal 2009. Based on Mr. Croatti's exceptional performance as CEO and UniFirst's strong growth and financial performance, we concluded that it was in the best interests of the stockholders to implement an equity incentive program for Mr. Croatti that would ensure his long-term dedication to the Company and its business.

The next step in our decision making process was to determine the size of the equity incentive arrangement to be awarded to Mr. Croatti. We considered the analysis comparing Mr. Croatti's compensation to that of the CEOs of the reference companies and also reviewed The Conference Board compensation data. We gave greater weight to the data from the reference companies as compared with The Conference Board data, but we generally believed that since the amount of the applicable CEO compensation set forth in The Conference Board compensation data exceeded the amount of the CEO compensation paid by the reference companies, The Conference Board data was a validation of the appropriateness of the reference company data. The Ad Hoc Committee members each used their independent judgment in evaluating this data. Nevertheless, the data revealed that Mr. Croatti had been, and continued to be, under-compensated by a very significant amount as compared to other CEOs at comparably-situated companies. The Ad Hoc Committee viewed this data as helpful guidance, but did not consider it to be dispositive of the analysis. Instead, we looked at the totality of the factors and we each made an independent judgment based on our own individual analysis and weightings of those factors.

Based on this analysis, the Ad Hoc Committee concluded that an aggregate award size equal to 400,000 shares would best address our over-arching objective of ensuring management continuity. We also decided that the award should vest over 6 years instead of 5 years. We determined that extending the vesting by an additional year would extend Mr. Croatti's contractual commitment and would reduce the amount of the annual earnings charge resulting from the program.

We also decided that 50,000 of the restricted shares should be designated as an award in recognition of Mr. Croatti's extraordinary leadership and vision in guiding the Company to achieving very strong financial results in 2009 in the face of the worst recession in many decades. Based on our determination that these shares related to 2009 performance, we concluded that they should be exempt from any additional performance criteria. Instead, consistent with our goal to create a long-term equity incentive to ensure management continuity, we decided that these shares should vest ratably over the six-year period. Moreover, we anticipated that as these shares vest, it was unlikely that their value would result in any significant loss of deductibility by the Company under Section 162(m) of the Code.

For the remaining 350,000 shares, we concluded that it was appropriate to tie their vesting to the achievement of performance criteria since that would more closely link Mr. Croatti's compensation to the success of the Company. Working with the Company's Chief Financial Officer and PM&P, we selected performance metrics and targets that we believed to be achievable based on reasonable performance by the Company. We focused on revenue and operating margin targets as they are key metrics in the Company's overall performance. We decided to impose performance targets through fiscal 2012 and to then require additional time-based vesting through the sixth anniversary of the grant date for any shares that were earned based on performance achieved through 2012. We concluded that imposing performance goals through fiscal 2012 balanced a long-term perspective with practical constraints regarding the Company's ability to project accurately far into the future. We believe that the deductibility of this award should not be limited by Section 162(m) of the Code so long as the stockholders approve the grant as set forth in this Proxy Statement.

Finally, we decided that to fulfill our objective to retain Mr. Croatti as CEO, we should require him to enter into an employment agreement. We concluded that the contractual commitments set forth in the employment agreement, which include a two-year noncompetition clause, would help to ensure Mr. Croatti's continued service as our CEO. To this end, we purposely limited Mr. Croatti's severance rights under the employment agreement to six-months of salary, payable only if the Company terminates his employment without cause. In addition, we did not provide for any special parachute or change-in-control payments.

At the conclusion of our meetings, PM&P conducted its independent analysis of the proposed compensation to be provided to Mr. Croatti. Based on that analysis, PM&P confirmed our belief that Mr. Croatti's compensation levels had historically significantly trailed market median levels, and that a substantial grant of equity would be appropriate, especially given Mr. Croatti's strong record of performance. PM&P modeled the level of compensation that would be delivered under various performance scenarios based on the proposed compensation to be provided to Mr. Croatti and issued to us its formal opinion that concluded that "the form and level of compensation that would be provided to Mr. Croatti under the scenarios outlined in this letter are comparable to those provided by similar organizations for similarly situated executives, and are therefore reasonable."

PM&P's opinion squared with our own conclusions based on our independent analysis and our careful consideration of the matter. Subject to the terms we have outlined herein, the Ad Hoc Committee recommended to the Board of Directors that it authorize the Company to grant the restricted stock awards to Mr. Croatti and enter into the employment agreement with him.

Terms

Employment Agreement. The employment agreement with Mr. Croatti provides for his employment for a term of six years, subject to earlier termination as set forth in the agreement. Pursuant to the employment agreement, Mr. Croatti's base salary for 2010 is his base salary then in effect. The agreement provides that this salary will be reviewed on an annual basis consistent with our usual practices for senior executives of the Company. The agreement also provides for the grant to him of 350,000 shares of performance-based restricted stock pursuant to the performance-based restricted stock agreement described below. The employment agreement provides that in the event that the Company terminates Mr. Croatti's employment without cause during its term, Mr. Croatti would be entitled to receive as severance one-half of his annual base salary then in effect. Mr. Croatti agreed under the employment agreement not to compete with the Company or to solicit the Company's employees or customers for a period of 24 months following his termination.

Performance-Based Restricted Stock Agreement. The grant of the 350,000 shares of performance-based restricted stock was made pursuant to a restricted stock agreement. That agreement provides that the performance-based restricted stock will be earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the agreement during certain performance periods also set forth in the agreement. The performance-based restricted stock earned upon achievement of the performance criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or any portion of the performance-based restricted stock to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock. Upon any such transfer, the restrictions and conditions to which the shares of performance-based restricted stock are subject under the award agreement will lapse and such restrictions and conditions will attach to the shares of Class B Common Stock received upon such exchange. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the performance-based restricted stock, all of the shares of performance-based restricted stock that have been or will be earned upon achievement of the applicable performance criteria through the end of the fiscal year during which such termination occurs will become fully vested.

Time-Vested Restricted Stock Agreement. The grant of the 50,000 shares of time-vested restricted stock was made pursuant to a separate restricted stock agreement. These restricted shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or any portion of these restricted shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock. Upon any such transfer, the restrictions and conditions to which these restricted shares are subject will lapse and such restrictions and conditions will attach to the shares of Class B Common Stock received upon such exchange. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of these restricted shares, all of these restricted shares will immediately and automatically vest in full.

It should be noted that the foregoing summary is qualified in its entirety by reference to each of these agreements, copies of which have been filed as Exhibits to our Quarterly Report on Form 10-Q on April 8, 2010.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is primarily responsible for establishing the compensation paid to our named executive officers. The Board of Directors has determined that each member of the Compensation Committee is "independent" as that term is defined under the applicable rules of the New York Stock Exchange. In determining executive compensation, our Compensation Committee annually reviews the performance of our named executive officers with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards for each of our named executive officers. Our Compensation Committee annually reviews the performance of our Chief Executive Officer and establishes the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards to be paid to him. The process we used in fiscal 2010 in establishing Mr. Croatti's long-term equity incentive arrangements is described above. Except as described in connection with our review of Mr. Croatti's equity incentive compensation for 2010, we do not engage in a formal benchmarking process in setting the compensation for our executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2010 for filing with the Securities and Exchange Commission.

Compensation Committee

Robert F. Collings (Chairman)
Phillip L. Cohen
Donald J. Evans
Michael Iandoli
Thomas S. Postek

Summary Compensation Table

The following table sets forth summary information concerning the annual compensation for the years ended August 28, 2010, August 29, 2009 and August 30, 2008, respectively, awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our other three most highly-compensated executive officers (collectively, for purposes of the tables set forth in this Proxy Statement, our "named executive officers"):

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation (4)	Total
Ronald D. Croatti	2010	$499,765	$14,690	$20,556,000	–	$73,447	$196,900	$29,399	$21,370,201
Chairman of the Board,	2009	$501,702	–	–	$24,926	$88,137	$272,291	$24,448	$911,504
President and Chief	2008	$501,891	–	–	$30,738	$132,402	$165,754	$23,852	$854,637
Executive Officer									
Steven S. Sintros	2010	$239,610	$7,053	–	$128,180	$35,266	$13,218	$27,834	$451,161
Vice President and Chief	2009	$199,152	–	–	$19,831	$35,004	$7,643	$22,134	$283,764
Financial Officer									
Cynthia Croatti	2010	$332,013	$9,762	–	$192,270	$48,807	$132,192	$29,623	$744,667
Executive Vice President	2009	$328,965	–	–	$19,941	$57,792	$55,958	$23,543	$486,199
and Treasurer	2008	$330,014	–	–	$23,419	$87,229	$34,795	$24,403	$499,860
Bruce P. Boynton	2010	$263,412	$7,745	–	$128,180	$38,722	$124,340	$29,576	$591,975
Senior Vice President,	2009	$260,993	–	–	$19,941	$45,851	$76,254	$23,606	$426,645
Operations	2008	$262,487	–	–	$20,492	$69,400	$64,658	$24,198	$441,235
David M. Katz	2010	$276,482	$8,129	–	$128,180	$40,644	$10,011	$21,204	$484,650
Vice President, Sales and Marketing									

(1) The amount shown represents the aggregate grant date fair value related to the grant of 400,000 shares of restricted stock to Ronald D. Croatti in fiscal 2010 calculated in accordance with the FASB ASC Topic 718. Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 28, 2010. Additional information regarding the 400,000 shares of restricted stock granted to Ronald D. Croatti is set forth under the headings "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" and "Proposal 3 – Approval of Grant of Performance Restricted Shares to Ronald D. Croatti" in this Proxy Statement.

(2) The amounts shown represent the aggregate grant date fair value related to the grant of stock options to our named executive officers in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, calculated in accordance with FASB ASC Topic 718 (including the effect of any estimate of future forfeitures). Additional information concerning our financial reporting of stock options is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Reports on Form 10-K for the years ended August 28, 2010 and August 29, 2009, respectively, and in Notes 1 and 11 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 30, 2008. See the "Outstanding Equity Awards at Fiscal Year-End – 2010" table below for additional details regarding the stock options that have been granted to our named executive officers in fiscal 2010. See the "Outstanding Equity Awards at Fiscal Year-End – 2009" table in our Proxy Statement for the 2010 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 8, 2009 for additional details regarding the stock options that were granted to our named executive officers in fiscal 2009. See the "Outstanding Equity Awards at Fiscal Year-End – 2008" table in our Proxy Statement for the 2009 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 9, 2008 for additional details regarding the stock options that were granted to our named executive officers in fiscal 2008.

(3) Amounts reported in this column for fiscal 2010 represent the present value of the accumulated benefit obligation as of August 28, 2010 minus the present value of the accumulated benefit obligation as of August 29, 2009 under the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan, as amended ("SERP"). Amounts reported in this column for fiscal 2009 represent the present value of the accumulated benefit obligation as of August 29, 2009 minus the present value of the accumulated benefit obligation as of August 30, 2008 under our SERP. Amounts reported in this column for fiscal 2008 represent the present value of the accumulated benefit obligation as of August 30, 2008 minus the present value of the accumulated benefit obligation as of August 25, 2007 under our SERP. Our obligation has been estimated assuming benefits commence at normal social security retirement age and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Since the Company does not credit interest at above-market rates, no interest amounts are included in these totals. See the "Pension Benefits Table – Fiscal 2010" below for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2010. See the "Pension Benefits Table – Fiscal 2009" in our Proxy Statement for the 2010 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 8, 2009 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2009. See the "Pension Benefits Table – Fiscal 2008" in our Proxy Statement for the 2009 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 9, 2008 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2008.

(4) The amounts reported in the "All Other Compensation" column are shown in the table below.

Name	Year	Car Allowance	401(k) Contribution	Profit Sharing Plan	Total All Other Compensation
Ronald D. Croatti	2010	$7,410	$9,800	$12,189	$29,399
	2009	$7,410	$9,800	$7,238	$24,448
	2008	$7,463	$9,200	$7,189	$23,852
Steven S. Sintros	2010	$7,410	$8,235	$12,189	$27,834
	2009	$7,080	$8,794	$6,260	$22,134
Cynthia Croatti	2010	$7,410	$10,024	$12,189	$29,623
	2009	$7,410	$8,895	$7,238	$23,543
	2008	$7,463	$9,751	$7,189	$24,403
Bruce P. Boynton	2010	$7,410	$9,977	$12,189	$29,576
	2009	$7,410	$8,958	$7,238	$23,606
	2008	$7,463	$9,546	$7,189	$24,198
David M. Katz	2010	$7,410	$13,794	–	$21,204

Employment Agreement and Restricted Stock Award Agreements

We entered into an Employment Agreement and Restricted Stock Award Agreements with Mr. Croatti on April 5, 2010. Such agreements are described under the headings "Potential Payments Upon Termination or Change in Control" and "Proposal 3 – Approval of Grant of Performance Restricted Shares to Ronald D. Croatti" in this Proxy Statement.

Grants of Plan-Based Awards – Fiscal 2010

The following table contains information related to shares of restricted stock and non-qualified options to purchase shares of our Common Stock granted to our named executive officers under our stock option plan during fiscal 2010:

Name	Grant Date	Approval Date	Estimated Future Payout Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards(5)
			Threshold	Target	Maximum				
Ronald D. Croatti	4/5/2010	3/30/2010	–	350,000(1)	–	–	–	–	$17,986,500
Chairman of the Board, President and Chief Executive Officer	4/5/2010	3/30/2010	–	–	–	50,000(2)	–	–	$2,569,500
Steven S. Sintros Vice President and Chief Financial Officer	11/10/2009	11/10/2009	–	–	–	–	8,000	$42.55	$128,180
Cynthia Croatti Executive Vice President and Treasurer	11/10/2009	11/10/2009	–	–	–	–	12,000	$42.55	$192,270
Bruce P. Boynton Senior Vice President, Operations	11/10/2009	11/10/2009	–	–	–	–	8,000	$42.55	$128,180
David M. Katz Vice President, Sales and Marketing	11/10/2009	11/10/2009	–	–	–	–	8,000	$42.55	$128,180

(1) Represents 350,000 shares of restricted stock that are subject to the satisfaction of performance criteria and time-based vesting as more fully described under the headings "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" and "Proposal 3 – Approval of Grant of Performance Restricted Shares to Ronald D. Croatti" in this Proxy Statement.

(2) Represents 50,000 shares of restricted stock that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements" with Ronald D. Croatti" in this Proxy Statement.

(3) Amounts represent the number of non-qualified options granted to our named executive officers during fiscal 2010. These options are subject to a five-year cliff vesting schedule under which the options become vested and exercisable five years from the date of grant. Each of these grants expires ten years from the date of grant.

(4) Amounts represent the fair market value of our Common Stock on the date of the grant. Fair market value is determined using the closing price of our Common Stock as reported on the New York Stock Exchange on the date of the grant.

(5) Amounts represent the grant date fair value of each stock option and restricted stock award during fiscal 2010. These amounts were calculated in accordance with FASB ASC Topic 718. None of the options was repriced or otherwise modified.

Outstanding Equity Awards at Fiscal Year-End – 2010

The following table sets forth information concerning the outstanding shares of restricted stock and the unexercised options to purchase shares of our Common Stock held as of August 28, 2010 by our named executive officers:

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Ronald D. Croatti	2,100	–	$19.93	1/14/2013	–	–	–	–
Chairman of the Board,	2,100	–	$24.35	11/4/2013	–	–	–	–
President and Chief	2,100	–	$27.98	10/25/2014	–	–	–	–
Executive Officer	–	2,100(1)	$34.83	10/27/2015	–	–	–	–
	–	2,100(2)	$36.05	10/31/2016	–	–	–	–
	–	2,100(3)	$37.92	11/7/2017	–	–	–	–
	–	2,500(4)	$27.08	11/11/2018	–	–	–	–
	–	–	–	–	50,000(8)	$2,023,500(9)	–	–
	–	–	–	–	–	–	350,000(10)	$14,164,500(9)
Steven S. Sintros	–	700(1)	$34.83	10/27/2015	–	–	–	–
Vice President and	–	700(2)	$36.05	10/31/2016	–	–	–	–
Chief Financial Officer	–	700(3)	$37.92	11/7/2017	–	–	–	–
	–	700(4)	$27.08	11/11/2018	–	–	–	–
	–	1,300(5)	$28.85	1/13/2019	–	–	–	–
	–	8,000(6)	$42.55	11/10/2019	–	–	–	–
Cynthia Croatti	1,400	–	$27.98	10/25/2014	–	–	–	–
Executive Vice	–	1,600(1)	$34.83	10/27/2015	–	–	–	–
President and Treasurer	–	1,600(2)	$36.05	10/31/2016	–	–	–	–
	–	1,600(3)	$37.92	11/7/2017	–	–	–	–
	–	2,000(4)	$27.08	11/11/2018	–	–	–	–
	–	12,000(6)	$42.55	11/10/2019	–	–	–	–
Bruce P. Boynton	1,100	–	$27.98	10/25/2014	–	–	–	–
Senior Vice President,	–	1,400(1)	$34.83	10/27/2015	–	–	–	–
Operations	–	1,400(2)	$36.05	10/31/2016	–	–	–	–
	–	1,400(3)	$37.92	11/7/2017	–	–	–	–
	–	2,000(4)	$27.08	11/11/2018	–	–	–	–
	–	8,000(6)	$42.55	11/10/2019	–	–	–	–
David M. Katz	–	2,000(7)	$27.10	2/2/2019	–	–	–	–
Vice President, Sales and Marketing	–	8,000(6)	$42.55	11/10/2019	–	–	–	–

(1) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 27, 2010.

(2) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on October 31, 2011.

(3) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 7, 2012.

(4) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 11, 2013.

(5) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on January 13, 2014.

(6) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 10, 2014.

(7) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on February 2, 2014.

(8) Represents 50,000 shares of restricted stock that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement. 18,750 of such shares are shares of Common Stock and 31,250 of such shares are shares of Class B Common Stock.

(9) Amounts shown are based on the closing price of the Company's Common Stock of $40.47 per share on August 27, 2010, the last trading day of fiscal 2010, as reported by the New York Stock Exchange.

(10) Represents 350,000 shares of restricted stock that are subject to the satisfaction of performance criteria and time-based vesting as more fully described under the headings "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" and "Proposal 3 – Approval of Grant of Performance Restricted Shares to Ronald D. Croatti" in this Proxy Statement. 131,250 of such shares are shares of Common Stock and 218,750 of such shares are shares of Class B Common Stock.

Option Exercises and Stock Vested Table – Fiscal 2010

The following table sets forth the number of shares of Common Stock acquired and the aggregate dollar value realized as a result of stock option exercises during fiscal 2010 by our named executive officers:

	Option Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise(1)**
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	–	–
Steven S. Sintros Vice President and Chief Financial Officer	–	–
Cynthia Croatti Executive Vice President and Treasurer	–	–
Bruce P. Boynton Senior Vice President, Operations	1,100 1,100	$33,998(2) $29,136(3)
David M.Katz Vice President, Sales and Marketing	–	–

(1) Value realized on exercise is calculated as the market value of our Common Stock at the time of exercise of the stock option less the exercise price paid, multiplied by the number of shares underlying the stock option exercised.

(2) Value realized on exercise is as follows: $30.9074 (the market value at the time of exercise of $50.8374 less the exercise price of $19.93), multiplied by 1,100 shares acquired upon exercise.

(3) Value realized on exercise is as follows: $26.4874 (the market value at the time of exercise of $50.8374 less the exercise price of $24.35), multiplied by 1,100 shares acquired upon exercise.

Pension Benefits Table – Fiscal 2010

The following table sets forth the actuarial present value of accumulated benefits under our Unfunded Supplemental Executive Retirement Plan, the number of years of credited service and the dollar amount of payments and benefits paid during fiscal 2010 to our named executive officers as of August 28, 2010:

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefits(2)	Payments During Last Fiscal Year
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$2,122,357	–
Steven S. Sintros Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	6	$28,382	–
Cynthia Croatti Executive Vice President and Treasurer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$559,024	–
Bruce P. Boynton Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$695,269	–
David M. Katz Vice President, Sales and Marketing	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	1	$10,011	–

(1) As discussed in more detail below under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan", our SERP limits the number of years of credited service to thirty for purposes of determining a participant's benefits under the plan.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 28, 2010. Our obligation has been estimated assuming benefits commence on the individual's social security retirement date and using FAS No. 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

UniFirst Corporation Unfunded Supplemental Executive Retirement Plan

Certain of our and our affiliates' employees are eligible to participate in our SERP, including our named executive officers. Retirement benefits provided by our SERP are based on a participant's average annual base earnings, exclusive of bonuses, commissions, fringe benefits and reimbursed expenses, for the last three years of full-time employment prior to the participant's retirement date ("Final Average Earnings"). On January 8, 2008, the Board of Directors approved an amendment to our SERP (the "SERP Amendment") which modifies the calculation of a participant's plan benefit. Prior to the SERP Amendment, our SERP provided that upon a participant's retirement on his social security retirement date, the participant would receive an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less the participant's primary Social Security benefit. The SERP Amendment provides that upon the retirement of a participant on his social security retirement date, a participant will receive a plan benefit in an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less 3.33% of the participant's primary Social Security benefit multiplied by his years of service, limited to 30 years. The SERP Amendment did not change the plan benefit of a participant with at least 30 years of credited service. For participants who retire on or after January 1, 2008 with less than 30 years of credited service, the SERP Amendment provides for a slightly greater plan benefit than under the previous version of our SERP as a result of the change in the calculation of the primary social security benefit offset used in calculating the plan benefit. The SERP Amendment had no effect on participants who retired prior to January 1, 2008.

Pension payments under our SERP are made at the intervals then in effect for the payment of base salaries to our executive officers. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits for up to 12 years from the participant's date of retirement. Our SERP provides that, upon any change in control of the Company, participants in our SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

On December 23, 2008, the Board of Directors approved an additional amendment (the "Second SERP Amendment") to the SERP. The Second SERP Amendment is meant to clarify the definition of "separation from service" and to conform with final regulations interpreting Internal Revenue Code Section 409A. Prior to the Second SERP Amendment, the SERP did not specifically address whether a transition to part-time employment after retirement was a "separation from service" which would permit payments to commence. As amended, the SERP provides that payments will start for participants who have retired but who continue to provide services on a part-time schedule, provided that the part-time schedule is less than one-half of the participant's previous full time schedule. No benefits were increased because of the Second SERP Amendment.

Potential Payments Upon Termination or Change in Control

Employment Agreement with Ronald D. Croatti

On April 5, 2010, we entered into an Employment Agreement (the "Employment Agreement") with Ronald D. Croatti, the Company's Chairman, Chief Executive Officer and President. The Employment Agreement provides for the employment of Mr. Croatti for a term of six years, subject to earlier termination as set forth in the Employment Agreement. Pursuant to the Employment Agreement, Mr. Croatti's base salary was his base salary in effect as of April 5, 2010 and will be reviewed on an annual basis consistent with our usual practices for senior executives. In addition, Mr. Croatti is entitled to participate in the Company's executive cash bonus plan in the same manner as other senior executives of the Company and to receive a grant of 350,000 shares of restricted common stock pursuant to a Performance Criteria Restricted Stock Award Agreement (as set forth below). In the event that we terminate Mr. Croatti's employment without cause during the term of the Employment Agreement, Mr. Croatti will be entitled to receive one-half of his annual base salary then in effect. If Mr. Croatti had been terminated without cause on August 28, 2010, the last day of fiscal 2010, Mr. Croatti would have been entitled to receive $251,820. Mr. Croatti has agreed under the Employment Agreement not to compete with the Company or to solicit our employees or customers for a period of 24 months following his termination.

Restricted Stock Award Agreements with Ronald D. Croatti

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 350,000 shares of restricted common stock (the "Performance Restricted Shares") to Mr. Croatti. The Performance Restricted Shares will be earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods set forth in such agreement (collectively, the "Performance Criteria"). The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or a portion of the Performance Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Shares"). Upon any such transfer, the restrictions and conditions to which the Performance Restricted Shares are subject under the Performance Criteria Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Shares. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Performance Restricted Shares, all of the Performance Restricted Shares that have been or will be earned upon achievement of the Performance Criteria through the end of the fiscal year during which such termination occurred will become fully vested. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 28, 2010, the last day of fiscal 2010, and assuming the Performance Criteria for fiscal 2010 have been met, Mr. Croatti would have earned 116,666 Performance Restricted Shares, which would have become fully vested with a market value of approximately $4,721,473 based on the closing price of our Common Stock of $40.47 per share as reported by the New York Stock Exchange. The Performance Criteria Restricted Stock Award Agreement is more fully described under the heading "Proposal 3 – Approval of Grant of Performance Restricted Shares to Ronald D. Croatti" in this Proxy Statement.

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 50,000 shares of restricted common stock (the "Restricted Shares") to Mr. Croatti. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Mr. Croatti may transfer all or a portion of the Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Stock"). Upon any such transfer, the restrictions and conditions to which the Restricted Shares are subject under the Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Stock. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Restricted Shares, all of the Restricted Shares will immediately and automatically vest in full. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 28, 2010, the last day of fiscal 2010, the Restricted Shares would have become fully vested with a market value of approximately $2,023,500 based on the closing price of our Common Stock of $40.47 per share as reported by the New York Stock Exchange.

It should be noted that the foregoing summaries of the Employment Agreement and the Restricted Stock Award Agreements are qualified in their entirety by reference to each of these agreements, copies of which have been filed as Exhibits to our Quarterly Report on Form 10-Q on April 8, 2010. In addition, the Performance Criteria Restricted Stock Award Agreement is attached to this Proxy Statement as Appendix B.

Unfunded Supplemental Executive Retirement Plan

As discussed under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above, upon a change in control of the Company, our named executive officers will receive a lump sum payment under our SERP equal to the actuarial equivalent of their plan benefit as of the date of the change in control. For more information concerning our SERP, see the "Pension Benefits Table – Fiscal 2010" and the discussion under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above.

Director Compensation Table – Fiscal 2010

The Compensation Committee determines Director compensation based on the following principles: (1) Director compensation should be aligned with the long-term interest of shareholders, (2) compensation should be used to motivate Director behavior; (3) Directors should be adequately compensated for their time and effort; and (4) Director compensation should be approached on an overall basis, rather than as an array of separate elements.

We determine Director compensation on a calendar year basis. The non-employee Director fee schedule for calendar 2010 is as follows: an annual fee of $33,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; a fully vested option to purchase 1,500 shares of Common Stock; and a grant of 2,000 shares of restricted stock.

The non-employee Director fee schedule for calendar 2011 is as follows: an annual fee of $36,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting; a fully vested option to purchase 2,500 shares of Common Stock; and a grant of 1,000 shares of restricted stock.

Each Director who was also an employee of our Company received no Director's fees during fiscal year 2010 and will receive no Director's fees during fiscal year 2011.

The compensation earned by our Directors during fiscal 2010 is set forth in the table below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation	Total
Phillip L. Cohen	$89,000	$89,096	$28,425	–	$206,521
Robert F. Collings	$80,400	$89,096	$28,425	–	$197,921
Anthony F. DiFillippo	$48,000	$89,096	$28,425	$6,000(3)	$171,521
Donald J. Evans	$85,800	$89,096	$28,425	–	$203,321
Michael Iandoli	$68,800	$89,096	$28,425	–	$186,321
Thomas S. Postek	$71,800	$89,096	$28,425	–	$189,321

(1) The amounts shown represent the aggregate grant date fair value related to 2,000 shares of restricted stock awarded to each of our non-employee Directors on January 15, 2010 calculated in accordance with FASB ASC Topic 718. Such shares of Common Stock become fully vested and exercisable on January 2, 2011. Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 28, 2010.

(2) The amounts shown represent the aggregate grant date fair value related to the grant of 1,500 stock options awarded to each of our non-employee Directors on January 15, 2010 calculated in accordance with FASB ASC Topic 718 (including the effect of any estimate of future forfeitures). These stock options were fully vested upon grant and expire eight years after the grant date. Additional information concerning our financial reporting of stock options is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 28, 2010.

(3) Amount represents consultant fees earned during fiscal year 2010.

Compensation Committee Interlocks and Insider Participation

During the 2010 fiscal year, the Compensation Committee consisted of Messrs. Collings, Cohen, Evans, Iandoli and Postek. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. During the 2010 fiscal year, to the knowledge of the Company, none of its executive officers:

- served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee;
- served as directors of another entity, one of whose executive officers served on the Compensation Committee; or
- served as members of the compensation committee of another entity, one of whose executive officers served as one of the Company's Directors.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter and include overseeing the integrity of UniFirst's financial statements, the independent auditors' qualifications and independence and the performance of the independent auditors and the internal audit function.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended August 28, 2010, including a discussion of accounting principles, judgments and disclosure in the financial statements.

- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Form 10-Q and 10-K prior to filing.

- Discussed with management and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.

- Discussed with the independent registered public accounting firm the overall scope and the plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.

- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

- Reviewed all audit and non-audit services performed by the independent registered public accounting firm and considered whether the provision of non-audit services is compatible with maintaining the auditor's independence.

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ending August 28, 2010 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2010

Phillip L. Cohen (Chairman)
Robert F. Collings
Donald J. Evans
Thomas S. Postek

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2010, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $882,300. During fiscal 2009, the aggregate fees and expenses for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $882,000.

Audit-Related Fees. During fiscal 2010, the aggregate fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $24,500. During fiscal 2009, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements.

Tax Fees. During fiscal 2010, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $99,000. During fiscal 2009, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $114,100.

All Other Fees. During fiscal 2010 and 2009, there were no fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs.

Under its Charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the Securities and Exchange Commission. Each year, the Audit Committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Certain Relationships and Related Transactions

The Company's Board of Directors has adopted a written Related Person Transaction Approval Policy to monitor transactions, arrangements or relationships in which the Company is a participant and any of the following have a direct or indirect material interest: (a) an executive officer, director or director nominee; (b) an immediate family member of an executive officer, director or director nominee; (c) a shareholder that beneficially owns more than 5% of the Company's Common Stock or Class B Common Stock; or (d) any immediate family member of such 5% shareholder. The policy generally covers related person transactions that meet the minimum threshold for disclosure under relevant SEC rules. Such related person transactions generally involve amounts exceeding $120,000.

The Company's Chief Financial Officer, together with outside legal counsel, identifies any potential related person transactions and, if he determines that a transaction constitutes a related person transaction under the policy, the Chief Financial Officer provides relevant details to the Audit Committee. If the Chief Financial Officer has an interest in a potential related person transaction, the Chief Executive Officer assumes the role of the Company's Chief Financial Officer under the policy. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions. Certain related person transactions are deemed pre-approved by the Audit Committee, including transactions, arrangements or relationships where the rates or charges involved in the transactions are determined by competitive bids.

During the 2010 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, Directors and greater than 10% shareholders of the Company are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Executive officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2010 fiscal year, the Company believes that, during the 2010 fiscal year, all executive officers, Directors and greater than 10% shareholders of the Company complied with applicable Section 16(a) filing requirements.

PROPOSAL 2

APPROVAL OF THE UNIFIRST CORPORATION 2010 STOCK OPTION AND INCENTIVE PLAN

Proposal

The Board of Directors believes that stock options and other stock-based incentive awards can play an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee Directors and other key persons of the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. The Board of Directors anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of the Company and its shareholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

On October 26, 2010 the Board, upon the recommendation of the Compensation Committee, adopted the 2010 Stock Option and Incentive Plan (the "2010 Plan"), subject to the approval of the Company's shareholders. The 2010 Plan will replace the Company's 1996 Stock Incentive Plan, as amended (the "1996 Plan"), which by its terms will expire on January 8, 2012. If the Company's shareholders approve the 2010 Plan, the Company will cease granting new awards under the 1996 Plan as of January 21, 2011. The 2010 Plan provides flexibility to the Compensation Committee to use various equity-based incentive awards as compensation tools to motivate the Company's workforce. A copy of the 2010 Plan is attached as Appendix A to this Proxy Statement and is incorporated herein by reference.

Summary of Material Features

The material features of the 2010 Plan are:

- The maximum number of shares of Common Stock to be issued under the 2010 Plan is 600,000;
- The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards is permitted;
- Any material amendment to the 2010 Plan is subject to approval by the Company's shareholders; and
- The term of the 2010 Plan will expire on January 11, 2021.

Based solely on the closing price of the Company's Common Stock as reported by the New York Stock Exchange on November 15, 2010, the maximum aggregate market value of the Common Stock that could potentially be issued under the 2010 Plan is approximately $30,036,000. The shares we issue under the 2010 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Common Stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2010 Plan are added back to the shares of Common Stock available for issuance under the 2010 Plan.

Qualified Performance-Based Compensation under Code Section 162(m)

To ensure that certain awards granted under the 2010 Plan to a "Covered Employee" (as defined in the Internal Revenue Code of 1986, as amended (the "Code")), qualify as "performance-based compensation" under Section 162(m) of the Code, the 2010 Plan provides that the Compensation Committee may require that the vesting of such awards be conditioned on the satisfaction of performance criteria that may include any or all of the following: earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Company's Common Stock; funds from operations or similar measures; sales or revenue; acquisitions or strategic transactions; operating income (loss); operating margins; cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets or equity; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of Common Stock; market shares; and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Compensation Committee will select the particular performance criteria within 90 days following the commencement of a performance cycle. Subject to adjustments for stock splits and similar events, the maximum award granted to any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will not exceed 500,000 shares of Common Stock for any performance cycle. If a performance-based award is payable in cash, it cannot exceed $5,000,000 for any performance cycle.

Summary of the 2010 Plan

The following description of certain features of the 2010 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2010 Plan that is attached hereto as Appendix A.

Plan Administration. The 2010 Plan is administered by the Compensation Committee. The Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Plan. The Compensation Committee may delegate to the Company's Chief Executive Officer the authority to grant stock options to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the 2010 Plan will be those full or part-time officers, employees, non-employee Directors and other key persons (including consultants and prospective employees) of the Company and its subsidiaries as selected from time to time by the Compensation Committee in its discretion. Approximately 123 individuals are currently expected to be eligible to participate in the 2010 Plan, which includes 6 executive officers, approximately 111 employees who are not executive officers, and 6 non-employee Directors.

Plan Limits. The maximum award of stock options or stock appreciation rights granted to any one individual will not exceed 500,000 shares of Common Stock (subject to adjustment for stock splits and similar events) for any calendar year period. If any award of restricted stock, restricted stock units or performance shares granted to an individual is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, then the maximum award shall not exceed 500,000 shares of Common Stock (subject to adjustment for stock splits and similar events) to any one such individual in any performance cycle. If any cash-based award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, then the maximum award to be paid in cash in any performance cycle may not exceed $5,000,000. In addition, no more than 600,000 shares will be issued in the form of incentive stock options.

Stock Options. The 2010 Plan permits the granting of (1) options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the 2010 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee Directors and key persons. The option exercise price of each option will be determined by the Compensation Committee but may not be less than 100% of the fair market value of the Common Stock on the date of grant. Fair market value for this purpose will be the last reported sale price of the shares of Common Stock on the New York Stock Exchange on the date of grant. The Compensation Committee may reduce the exercise price of an option after the date of the option grant or effect the repricing of an option through cancellation and re-grant.

The term of each option will be fixed by the Compensation Committee and may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee. In general, unless otherwise permitted by the Compensation Committee, no option granted under the 2010 Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Compensation Committee or by delivery (or attestation to the ownership) of shares of Common Stock that are beneficially owned by the optionee for at least six months or were purchased in the open market and are not otherwise subject to restriction under any Company plan. Subject to applicable law, the exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Compensation Committee may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the whole number of shares with a fair market value that is closest to, but not less than, the aggregate exercise price.

To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The Compensation Committee may award stock appreciation rights subject to such conditions and restrictions as the Compensation Committee may determine. Stock appreciation rights entitle the recipient to shares of Common Stock equal to the value of the appreciation in the stock price over the exercise price. The exercise price is the fair market value of the Common Stock on the date of grant. The Compensation Committee may reduce the exercise price of a stock appreciation right after the date of the grant or effect the repricing of a stock appreciation rights through cancellation and re-grant.

Restricted Stock. The Compensation Committee may award shares of Common Stock to participants subject to such conditions and restrictions as the Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment or other service relationship with the Company or its subsidiaries through a specified restricted period.

Restricted Stock Units. The Compensation Committee may award restricted stock units to any participants. Restricted stock units are ultimately payable in the form of shares of Common Stock and may be subject to such conditions and restrictions as the Compensation Committee may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment or other service relationship with the Company or its subsidiaries through a specified vesting period. In the Compensation Committee's sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant's compliance with the procedures established by the Compensation Committee and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

Unrestricted Stock Awards. The Compensation Committee may also grant shares of Common Stock which are free from any restrictions under the 2010 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Performance Share Awards. The Compensation Committee may grant performance share awards to any participant which entitle the recipient to receive shares of Common Stock upon the achievement of certain performance goals (as summarized above) and such other conditions as the Compensation Committee shall determine.

Dividend Equivalent Rights. The Compensation Committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of Common Stock. Dividend equivalent rights may be granted as a component of another award (other than a stock option or stock appreciation right) or as a freestanding award. Dividend equivalent rights may be settled in cash, shares of Common Stock or a combination thereof, in a single installment or installments, as specified in the award.

Cash-Based Awards. The Compensation Committee may grant cash bonuses under the 2010 Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals (as summarized above).

Change of Control Provisions. The 2010 Plan provides that upon the effectiveness of a "sale event" as defined in the 2010 Plan, except as otherwise provided by the Compensation Committee in the award agreement, all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the Compensation Committee's discretion. In addition, upon a termination of the 2010 Plan in connection with a sale event, the Company may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights.

Adjustments for Stock Dividends, Stock Splits, Etc. The 2010 Plan requires the Compensation Committee to make appropriate adjustments to the number of shares of Common Stock that are subject to the 2010 Plan, to certain limits in the 2010 Plan, and to any outstanding awards to reflect stock dividends, stock splits and similar events.

Tax Withholding. Participants in the 2010 Plan are responsible for the payment of any federal, state or local taxes that the Company is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Compensation Committee, participants may elect to have the minimum tax withholding obligations satisfied by authorizing the Company to withhold shares of Common Stock to be issued pursuant to the exercise or vesting.

Amendments and Termination. The Board may at any time amend or discontinue the 2010 Plan and the Compensation Committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder's consent. To the extent required under the rules of the New York Stock Exchange, any amendments that materially change the terms of the 2010 Plan will be subject to approval by the Company's shareholders. Amendments shall also be subject to approval by the Company's shareholders if and to the extent determined by the Compensation Committee to be required by the Code to preserve the qualified status of incentive options or to ensure that compensation earned under the 2010 Plan qualifies as performance-based compensation under Section 162(m) of the Code.

Effective Date of 2010 Plan. The Board adopted the 2010 Plan on October 26, 2010, and the 2010 Plan becomes effective on the date of approval of the 2010 Plan by the Company's shareholders. Awards of incentive options may be granted under the 2010 Plan until October 26, 2020. Other awards may be granted under the 2010 Plan until January 11, 2021. If the 2010 Plan is not approved by shareholders, the 1996 Plan will continue in effect until it expires, and awards may be granted thereunder, in accordance with its terms.

New Plan Benefits

Because the grant of awards under the 2010 Plan is within the discretion of the Compensation Committee, the Company cannot determine the dollar value or number of shares of Common Stock that will in the future be received by or allocated to any participant in the 2010 Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the 2010 Plan, the following table provides information concerning the benefits that were received by the following persons and groups during fiscal 2010 under the 1996 Plan: each named executive officer; all current executive officers, as a group; all current Directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

	Options		**Restricted Stock**
Name and Position	**Average Exercise Price**	**Number (#)**	**Number (#)**
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	–	–	400,000
Steven S. Sintros Vice President and Chief Financial Officer	$42.55	8,000	–
Cynthia Croatti Executive Vice President and Treasurer	$42.55	12,000	–
Bruce P. Boynton Senior Vice President, Operations	$42.55	8,000	–
David M. Katz Vice President, Sales and Marketing	$42.55	8,000	–
All current executive officers, as a group	$42.55	44,000	400,000
All current Directors who are not executive officers, as a group	$53.20	9,000	12,000
All current employees who are not executive officers, as a group	$42.55	68,500	–

Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the 2010 Plan. It does not describe all federal tax consequences under the 2010 Plan, nor does it describe state or local tax consequences.

The advice set forth below was not intended or written to be used, and it cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer. The advice was written to support the promotion or marketing of the transaction(s) or matter(s) addressed herein. Each taxpayer should seek advice based upon the taxpayer's particular circumstances from an independent tax advisor. The foregoing language is intended to satisfy the requirements under the regulations in Section 10.35 of Circular 230.

Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares of Common Stock issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of Common Stock acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of Common Stock at exercise (or, if less, the amount realized on a sale of such shares of Common Stock) over the option price thereof, and (ii) the Company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of Common Stock.

If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares of Common Stock on the date of exercise, and the Company receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Company generally will be entitled to a tax deduction in connection with an award under the 2010 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, the Company's deduction for certain awards under the 2010 Plan may be limited to the extent that the Chief Executive Officer or other executive officer whose compensation is required to be reported in the summary compensation table (other than the Principal Financial Officer) receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The 2010 Plan is structured to allow certain awards to qualify as performance-based compensation.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for the approval of the 2010 Plan, provided that the total vote cast on the proposal represents over 50% in interest of all shares entitled to vote on the proposal.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE 2010 STOCK OPTION AND INCENTIVE PLAN.

Equity Compensation Plan Information

The following table provides information as of August 28, 2010 regarding shares of Common Stock that may be issued under the 1996 Plan, the Company's only equity compensation plan in effect as of such date.

	Equity Compensation Plan Information		
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted Average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))**
	(a)	(b)	(c)
Equity compensation plans approved by security holders:	447,300	$35.49	816,275
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	447,300	$35.49	816,275

PROPOSAL 3

APPROVAL OF GRANT OF PERFORMANCE RESTRICTED SHARES TO RONALD D. CROATTI

On April 5, 2010 the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chairman, Chief Executive Officer and President, Ronald D. Croatti, pursuant to which the Company granted 350,000 shares of restricted common stock to Mr. Croatti (the "Performance Restricted Shares"). A copy of the Performance Criteria Restricted Stock Award Agreement is attached as Appendix B to this Proxy Statement and is incorporated herein by reference. The summary of this agreement and the Performance Restricted Shares contained in this Proposal is qualified in its entirety by reference to the Performance Criteria Restricted Stock Award Agreement.

To ensure that the Performance Restricted Shares will qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company is seeking the approval of its shareholders of the grant of the Performance Restricted Shares to Mr. Croatti, including the material terms of the performance goals which must be met in order for the Performance Restricted Shares to be earned by Mr. Croatti under the Performance Criteria Restricted Stock Award Agreement. Only Mr. Croatti is eligible to receive "performance-based compensation" under the Performance Criteria Restricted Stock Award Agreement. If the grant of the Performance Restricted Shares is not approved by the Company's shareholders, Mr. Croatti shall forfeit the Performance Restricted Shares.

Under the Performance Criteria Restricted Stock Award Agreement, Mr. Croatti will earn the Performance Restricted Shares if the Company achieves certain pre-established performance targets during the applicable performance periods (collectively, the "Performance Criteria"). The Performance Criteria are based on the Company's (a) consolidated revenue and (b) adjusted operating margins for the following periods: the last six months of the Company's 2010 fiscal year ("Fiscal 2010"); the Company's 2011 fiscal year ("Fiscal 2011"); the Company's 2012 fiscal year ("Fiscal 2012"); on a partial cumulative basis for the period including Fiscal 2010 and Fiscal 2011; and on a total cumulative basis for the period including Fiscal 2010, Fiscal 2011 and Fiscal 2012. The Performance Criteria are set forth below:

Performance Period	Revenue Performance Criteria	Operating Margin Performance Criteria
Fiscal 2010	$985 million less the amount of revenues from the first six months of the Company's 2010 fiscal year	The percentage amount which, when averaged with the actual operating margin from the first six months of the Company's 2010 fiscal year, is 11%
Fiscal 2011	$1,004.7 million	10%
Fiscal 2012	$1,024.8 million	10.5%
"Partial Cumulative Criteria" (Fiscal 2010 and Fiscal 2011)	The sum of the revenue performance criteria for Fiscal 2010 and Fiscal 2011	The weighted average (based on the length of the respective performance periods) of the operating margin performance criteria for Fiscal 2010 and Fiscal 2011
"Total Cumulative Criteria" (Fiscal 2010, Fiscal 2011 and Fiscal 2012)	The sum of the revenue performance criteria for Fiscal 2010, Fiscal 2011 and Fiscal 2012	The weighted average (based on the length of the respective performance periods) of the operating margin performance criteria for Fiscal 2010, Fiscal 2011 and Fiscal 2012

All determinations regarding satisfaction of the Performance Criteria will be made by the Compensation Committee based on the Company's audited financial statements and its books and records for the applicable fiscal years; provided that the Company's operating margins will be adjusted to reflect the following exclusions: changes in generally accepted accounting principles; any losses, costs and expenses associated with or arising from any claims, litigation, regulatory investigations, or environmental investigations and remediation which in the aggregate in any fiscal year are in excess of $1,000,000; any losses, costs and expenses associated with or arising from any impairment of tangible or intangible assets; any losses, costs and expenses associated with or arising from any natural catastrophes, war, terrorism, business interruption or similar events; any costs and expenses in any fiscal year for gasoline, natural gas and other energy and utility costs which in the aggregate in any fiscal year are in excess of 5.7% of the Company's revenues for such fiscal year; and any equity compensation expense associated with or arising from any restricted stock issued to Mr. Croatti (whether granted under the Performance Criteria Restricted Stock Award Agreement or otherwise).

Upon achievement of the Performance Criteria for each of Fiscal 2010, Fiscal 2011 and Fiscal 2012, Mr. Croatti will earn one-third of the Performance Restricted Shares; upon achievement of the Partial Cumulative Criteria, Mr. Croatti will earn two-thirds of the Performance Restricted Shares; and upon achievement of the Total Cumulative Criteria, Mr. Croatti will earn all of the Performance Restricted Shares. In addition, if Mr. Croatti's employment is terminated by the Company without "cause" (as defined in the Performance Criteria Restricted Stock Award Agreement) or terminates due to Mr. Croatti's death or disability, Mr. Croatti may be eligible to earn some or all of the Performance Restricted Shares based on achievement of the Performance Criteria through the year of such termination. The Performance Restricted Shares that are earned, if any, will then vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. If Mr. Croatti's employment is terminated prior to vesting by the Company without "cause" or terminates due to Mr. Croatti's death or disability, Mr. Croatti shall immediately vest with respect to all Performance Restricted Shares that have been earned through such date of termination (or that could be earned based on achievement of the applicable Performance Criteria with respect to the year of termination).

Assuming that all Performance Criteria are achieved, and Mr. Croatti earns all 350,000 Performance Restricted Shares, the maximum amount of compensation that could be paid to Mr. Croatti under the Performance Criteria Restricted Stock Award Agreement is $17,521,000, calculated based on the closing price of the Company's Common Stock as reported by the New York Stock Exchange on November 15, 2010.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval of the grant of the Performance Restricted Shares to Ronald D. Croatti.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE GRANT OF THE PERFORMANCE RESTRICTED SHARES TO RONALD D. CROATTI.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 27, 2011. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management. In addition, although not required by law, the Audit Committee will take into account the vote of the Company's shareholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 27, 2011.

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Under the Company's By-laws, any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2012 Annual Meeting of Shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 9, 2011. In addition, in order to be included in the Proxy Statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2012 Annual Meeting of Shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 13, 2011 and no later than October 28, 2011.

On August 25, 2010, the Securities and Exchange Commission adopted amendments to the federal proxy rules (the "Amendments") that will implement a new system of "proxy access," under which a shareholder or group of shareholders meeting eligibility requirements can require a public company, such as the Company, to include a limited number of director nominees proposed by the shareholder in management's proxy materials. The proxy access procedure is in addition to the director nomination procedure described in the preceding paragraphs and nomination provisions set forth in the Company's By-laws. The proxy access rules are principally set forth in Securities and Exchange Commission Rule 14a-11.

Annual Report on Form 10-K

The Company will provide each shareholder with a copy of its Annual Report on Form 10-K, including the financial statements and schedules to such report but excluding exhibits, required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year, without charge, upon receipt of a phone call or written request from such person. Such request must be made to the Company's Investor Services group by calling (978) 658-8888 or by writing to Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED BY YOU AT ANY TIME PRIOR TO ITS USE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Wilmington, Massachusetts
December 7, 2010

<u>Appendix A</u>

UNIFIRST CORPORATION

2010 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. <u>GENERAL PURPOSE OF THE PLAN; DEFINITIONS</u>

The name of the plan is the Unifirst Corporation 2010 Stock Option and Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and other key persons (including Consultants and prospective employees) of Unifirst Corporation (the "Company") and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Administrator" means the Board, and, to the extent of the authority delegated to it by the Board, the compensation committee of the Board (or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent).

"Award" or *"Awards,"* except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights.

"Award Agreement" means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

"Board" means the Board of Directors of the Company.

"Cash-Based Award" means an Award entitling the recipient to receive a cash-denominated payment.

"Cause" means for purposes of the Plan a determination of the Board that the employee should be dismissed as a result of (i) serious and willful misconduct that is injurious to the Company; (ii) the employee's conviction of (whether or not such conviction is subject to appeal), or entry of a plea of guilty or nolo contendere to, any crime or offense involving fraud, personal dishonesty or moral turpitude or which constitutes a felony in the jurisdiction involved; or (iii) the employee's continuing repeated willful failure or refusal to perform such employee's duties to the Company.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"Consultant" means any natural person that provides bona fide services to the Company, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

"Covered Employee" means an employee who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

"Disability" means disability as set forth in Section 22(e)(3) of the Code.

"Dividend Equivalent Right" means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

"Effective Date" means the date on which the Plan is approved by stockholders as set forth in Section 21.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Fair Market Value" on any given date means the last sale price at which Stock is traded on such date or, if no Stock is traded on such date, the most recent date on which Stock was traded, as reflected on the New York Stock Exchange or, if applicable, any other national stock exchange on which the Stock is traded.

"Incentive Stock Option" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"Non-Employee Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Normal Retirement Date" shall have the meaning provided in the Company's Unfunded Supplemental Executive Retirement Plan (as amended from time-to-time), without regard to whether a grantee hereunder is a participant therein.

"Option" or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 5.

"Performance-Based Award" means any Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award granted to a Covered Employee that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code and the regulations promulgated thereunder.

"Performance Criteria" means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for an individual for a Performance Cycle. The Performance Criteria (which shall be applicable to the organizational level specified by the Administrator, including, but not limited to, the Company or a unit, division, group, or Subsidiary of the Company) that will be used to establish Performance Goals are limited to the following: earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of the Stock; funds from operations or similar measures; sales or revenue; acquisitions or strategic transactions; operating income (loss); operating margins; cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets or equity; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of Stock; market shares; or number of customers, any of which may be measured either in absolute terms or as compared to any incremental change or as compared to results of a peer group, and all of which may be based on audited or unaudited financial results and may be subject to adjustments for events, circumstances and other conditions as may be determined by the Administrator and to the extent such adjustment is consistent with Section 162(m) of the Code and the regulations thereunder.

"Performance Cycle" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Criteria will be measured for the purpose of determining a grantee's right to and the payment of a Restricted Stock Award, Restricted Stock Units, Performance Share Award or Cash-Based Award. A Performance Cycle shall not be less than 12 months.

"Performance Goals" means, for a Performance Cycle, the specific goals established in writing by the Administrator for a Performance Cycle based upon the Performance Criteria.

"Performance Share Award" means an Award entitling the recipient to acquire shares of Stock upon the attainment of specified Performance Goals.

"Restricted Stock Award" means an Award entitling the recipient to acquire, at such purchase price (which may be zero) as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Restricted Stock Units" means an Award of phantom stock units to a grantee.

"Sale Event" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the outstanding Stock of the Company to an unrelated person or entity, or (iv) any other transaction in which the owners of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

"*Sale Price*" means the value as determined by the Administrator of the consideration payable to, or otherwise to be received by, the stockholders of the Company, per share of Stock owned by them, pursuant to a Sale Event.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Stock" means the Common Stock, par value $0.10 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

"Ten Percent Owner" means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

"Unrestricted Stock Award" means an Award of shares of Stock free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(b), to extend at any time the period during which Stock Options may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Options. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Administrator's authority and duties with respect to the granting of Options to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Options that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d) Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's charter or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any foreign governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 600,000 shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or expire or are otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Stock Options or Stock Appreciation Rights with respect to no more than 500,000 shares of Stock may be granted to any one individual grantee during any one calendar year period, and no more than 600,000 shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number of Stock Options or Stock Appreciation Rights that can be granted to any one individual grantee and the maximum number of shares that may be granted under a Performance-Based Award, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (v) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c) Mergers and Other Transactions. Except as the Administrator may otherwise specify with respect to particular Awards in the relevant Award Agreement, in the case of and subject to the consummation of a Sale Event, all Options and Stock Appreciation Rights that are not exercisable immediately prior to the effective time of the Sale Event shall become fully exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator's discretion. Upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee.

(d) Substitute Awards. The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and key persons (including Consultants and prospective employees) of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5. STOCK OPTIONS

Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

(a) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date.

(b) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(c) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The

Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(d) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award Agreement:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership) of shares of Stock that have been purchased by the optionee on the open market or that have been beneficially owned by the optionee for at least six months and that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the whole number of shares with a Fair Market Value that is closest to, but not less than, the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(e) Annual Limit on Incentive Stock Options. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. STOCK APPRECIATION RIGHTS

(a) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant.

(b) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(c) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The term of a Stock Appreciation Right may not exceed ten years.

SECTION 7. RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Award at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Stock and the right to receive dividends thereon, subject to such conditions contained in the Restricted Stock Award Agreement. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Stock shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Stock are vested as provided in Section 7(d) below, and (ii) certificated Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 18 below, in writing after the Award is issued, if a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Stock that has not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of unvested Restricted Stock that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Stock. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the grantee's termination of employment (or other service relationship) with the Company and its Subsidiaries and such shares shall be subject to the provisions of Section 7(c) above.

SECTION 8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. At the end of the deferral period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. To the extent that an award of Restricted Stock Units is subject to Section 409A, it may contain such additional terms and conditions as the

Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the phantom stock units underlying his Restricted Stock Units, subject to such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may, in its sole discretion, grant Cash-Based Awards to any grantee in such number or amount and upon such terms, and subject to such conditions, as the Administrator shall determine at the time of grant. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash or in shares of Stock, as the Administrator determines.

SECTION 11. PERFORMANCE SHARE AWARDS

(a) Nature of Performance Share Awards. The Administrator may, in its sole discretion, grant Performance Share Awards independent of, or in connection with, the granting of any other Award under the Plan. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the Performance Goals, the periods during which performance is to be measured, and such other limitations and conditions as the Administrator shall determine.

(b) Rights as a Stockholder. A grantee receiving a Performance Share Award shall have the rights of a stockholder only as to shares actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a

Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award Agreement (or in a performance plan adopted by the Administrator).

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's rights in all Performance Share Awards shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES

(a) Performance-Based Awards. Any employee or other key person providing services to the Company and who is selected by the Administrator may be granted one or more Performance-Based Awards in the form of a Restricted Stock Award, Restricted Stock Units, Performance Share Awards or Cash-Based Award payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for any Performance Cycle. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Administrator, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Cycle in order to prevent the dilution or enlargement of the rights of an individual (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development, (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or (iii) in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions provided however, that the Administrator may not exercise such discretion in a manner that would increase the Performance-Based Award granted to a Covered Employee. Each Performance-Based Award shall comply with the provisions set forth below.

(b) Grant of Performance-Based Awards. With respect to each Performance-Based Award granted to a Covered Employee, the Administrator shall select, within the first 90 days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the Performance Criteria for such grant, and the Performance Goals with respect to each Performance Criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-Based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The Performance Criteria established by the Administrator may be (but need not be) different for each Performance Cycle and different Performance Goals may be applicable to Performance-Based Awards to different Covered Employees.

(c) Payment of Performance-Based Awards. Following the completion of a Performance Cycle, the Administrator shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-Based Awards earned for the Performance Cycle. The Administrator shall then determine the actual size of each Covered Employee's Performance-Based Award, and, in doing so, may reduce or eliminate the amount of the Performance-Based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.

(d) Maximum Award Payable. The maximum Performance-Based Award payable to any one Covered Employee under the Plan for a Performance Cycle is 500,000 shares of Stock (subject to adjustment as provided in Section 3(b) hereof) or $5,000,000 in the case of a Performance-Based Award that is a Cash-Based Award.

SECTION 13. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award may provide that such Dividend Equivalent Right shall be settled upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. A Dividend Equivalent Right granted as a component of a Restricted Stock Units, Restricted Stock Award or Performance Share Award may also contain terms and conditions different from such other Award.

(b) Interest Equivalents. Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide in the grant for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 18 below, in writing after the Award is issued, a grantee's rights in all Dividend Equivalent Rights or interest equivalents granted as a component of an award of Restricted Stock Units, Restricted Stock Award or Performance Share Award that has not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 14. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 14(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 14(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Stock Options, Restricted Stock Units or any Award that is subject to Section 409A) to his or her immediate family members, to trusts for the benefit of such family members, to partnerships in which such family members are the only partners or to such other persons or entities as may be approved by the Administrator, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value, unless such transfer is approved by the Administrator.

(c) Family Member. For purposes of Section 14(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 15. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. Subject to approval by the Administrator, a grantee may elect to have the Company's minimum required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 16. SECTION 409A AWARDS

To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 17. TRANSFER, LEAVE OF ABSENCE, ETC.

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 18. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. Nothing in this Section 18 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 19. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 20. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Delivery of Stock Certificates. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 20(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f) Forfeiture of Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.

SECTION 21. EFFECTIVE DATE OF PLAN

The Plan shall become effective upon approval by a majority of votes cast by the holders of the shares of the Common Stock and Class B Common Stock of the Company, voting together as a single class, at a meeting of stockholders at which a quorum is present. Subject to such approval by the stockholders, and to the requirement that no Stock may be issued hereunder prior to such approval, Stock Options and other Awards may be granted hereunder on and after adoption of the Plan by the Board. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 22. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: October 26, 2010

DATE APPROVED BY STOCKHOLDERS:

Appendix B

RESTRICTED STOCK AWARD AGREEMENT
UNDER THE UNIFIRST CORPORATION AMENDED 1996 STOCK INCENTIVE PLAN

Name of Grantee: Ronald D. Croatti

No. of Shares: 350,000

Grant Date: April 5, 2010

Pursuant to the UniFirst Corporation Amended 1996 Stock Incentive Plan, as amended (the "Plan"), UniFirst Corporation (the "Company") hereby grants a Restricted Stock Award (an "Award") to the Grantee named above with respect to the number of shares of Common Stock, par value $0.10 per share, of the Company (the "Stock") set forth above (the "Shares"). Upon acceptance of this Award, the Grantee shall receive the number of Shares of Stock specified above, subject to the restrictions and conditions set forth herein. The Company acknowledges the receipt from the Grantee of consideration with respect to the par value of the Stock in the form of past or future services rendered to the Company by the Grantee or such other form of consideration as is acceptable to the Compensation Committee of the Board of Directors of the Company (the "Administrator").

1. Acceptance of Award. The Grantee shall have no rights with respect to this Award unless he shall have accepted this Award by (i) signing and delivering to the Company a copy of this Award Agreement, and (ii) delivering to the Company a stock power endorsed in blank. Upon acceptance of this Award by the Grantee, the Shares of Restricted Stock so accepted shall be issued and represented by a stock certificate, and the Grantee's name shall be entered as the stockholder of record on the books of the Company. Thereupon, the Grantee shall have all the rights of a stockholder with respect to such Shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified in Sections 2 and 3 below.

2. Earning of Restricted Stock.

(a) The number of Shares of Restricted Stock to be earned by the Grantee will vary depending upon the Company's achievement of the Performance Criteria, as set forth below in this Section 2. The number of Shares of Restricted Stock determined pursuant to this Section 2 shall be deemed earned by the Grantee.

(b) The Performance Criteria for the determination of the number of Shares earned hereunder will be based on the Company's consolidated revenue ("Revenue") and operating margin adjusted as set forth in this Section 2(b) ("Operating Margin") for the following periods: the last 6 months of the Company's 2010 fiscal year ("Fiscal 2010"); the Company's 2011 fiscal year ("Fiscal 2011"); the Company's 2012 fiscal year ("Fiscal 2012"); on a partial cumulative basis for the period including Fiscal 2010 and Fiscal 2011; and on an a total cumulative basis for the period including Fiscal 2010, Fiscal 2011 and Fiscal 2012. Such Performance Criteria are as follows:

(i) Fiscal 2010: Revenue - $985 million less the amount of Revenues from the first six months of the Company's 2010 fiscal year; Operating Margin – The percentage amount which, when averaged with the actual Operating Margin from the first six months of the Company's 2010 fiscal year, is 11%.

(ii) Fiscal 2011: Revenue – $1,004.7 million; Operating Margin – 10%

(iii)Fiscal 2012: Revenue – $1,024.8 million; Operating Margin – 10.5%

(iv)Fiscal 2010 and Fiscal 2011 on a partial cumulative basis (the "Partial Cumulative Criteria): Revenue – the sum of the Revenue Performance Criteria under clauses (i) and (ii) above;

Operating Margin – the weighted average (based on the length of the respective performance periods) of the Operating Margin Performance Criteria under clauses (i) and (ii) above.

(v) <u>Fiscal 2010, Fiscal 2011 and Fiscal 2012, on a total cumulative basis (the "Total Cumulative Criteria")</u>: Revenue – the sum of the Revenue Performance Criteria under clauses (i), (ii) and (iii) above; Operating Margin – the weighted average (based on the length of the respective performance periods) of the Operating Margin Performance Criteria under clauses (i), (ii) and (iii) above.

The Administrator shall certify at its first meeting after the first public release by the Company of its audited financial statements for each of Fiscal 2010, Fiscal 2011 and Fiscal 2012, respectively, whether the Performance Criteria have been met with respect to such fiscal year , or in the case of Fiscal 2011, whether the Performance Criteria based on the Partial Cumulative Criteria have been met, or in the case of Fiscal 2012, whether the Performance Criteria based on the Total Cumulative Criteria have been met.

All determinations regarding satisfaction of the Performance Criteria will be based on the Company's audited financial statements and its books and records for the applicable fiscal years; provided that the Company's operating margins shall be adjusted to reflect the following exclusions: changes in Generally Accepted Accounting Principles; any losses, costs and expenses associated with or arising from any claims, litigation, regulatory investigations, or environmental investigations and remediation which in the aggregate in any fiscal year are in excess of $1,000,000; any losses, costs and expenses associated with or arising from any impairment of tangible or intangible assets; any losses, costs and expenses associated with or arising from any natural catastrophes, war, terrorism, business interruption or similar events; any costs and expenses in any fiscal year for gasoline, natural gas and other energy and utility costs which in the aggregate in any fiscal year are in excess of 5.7% of the Company's revenues for such fiscal year; and any equity compensation expense associated with or arising from any Restricted Stock issued to the Grantee (whether granted hereby or otherwise).

(c) Upon achievement, as determined by the Administrator, of each fiscal year Performance Criteria set forth above in clauses (i), (ii) and (iii), the Grantee shall earn one-third (1/3) of the total number of the Shares. Upon achievement, as determined by the Administrator, of the Partial Cumulative Criteria, the Grantee shall earn two-thirds (2/3) of the total number of the Shares (less any Shares earned upon achievement of the Fiscal 2010 Performance Criteria). Upon achievement, as determined by the Administrator, of the Total Cumulative Criteria, the Grantee shall earn all of the Shares. If the Grantee's employment with the Company and its Subsidiaries is terminated without Cause or by reason of death or Disability in Fiscal 2010, Fiscal 2011 or Fiscal 2012, the Grantee shall be eligible to earn the full number of Shares that could be earned on account of that fiscal year containing the date of such termination, based on the achievement of the applicable Performance Criteria during that fiscal year. In addition, if the Grantee's employment with the Company and its Subsidiaries is terminated without Cause or by reason of death or Disability and the date of such termination is during (i) Fiscal 2011, the Grantee shall be eligible to earn the full number of Shares that could be earned upon achievement of the Partial Cumulative Criteria if the Partial Cumulative Criteria is achieved, or (ii) Fiscal 2012, the Grantee shall be eligible to earn the full number of Shares that could be earned upon the achievement of the Total Cumulative Criteria if the Total Cumulative Criteria is achieved.

(d) Any Shares not earned by the Grantee on account of the achievement of the Performance Criteria shall automatically be forfeited to the Company.

3. <u>Restrictions and Conditions</u>.

(a) Any stock certificate for the Shares of Restricted Stock granted hereby shall bear an appropriate legend, as determined by the Administrator in its sole discretion, to the effect that such Shares are subject to restrictions as set forth herein.

(b) Shares of Restricted Stock granted herein may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of by the Grantee prior to vesting, except as set forth in Sections 3(c), (d) and (e) below.

(c) The Grantee may at any time from and after the Grant Date transfer (each, a "Transfer") all or a portion of such Shares of Restricted Stock (the "Transferred Restricted Shares") to any holder of shares of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock of the Company (the "Transferred Class B Shares"). From and after the date of any Transfer, (i) all restrictions and conditions on the Transferred Restricted Shares set forth herein and in the Plan shall immediately and automatically lapse such that the Transferred Restricted Shares shall no longer be Restricted Stock and (ii) such restrictions shall immediately and automatically attach to the Transferred Class B Shares to the same extent as such restrictions attached to the Transferred Restricted Shares immediately prior to their Transfer.

(d) In addition, the Grantee may at any time from and after a Transfer, transfer all or any portion of the Transferred Class B Shares to any party in exchange for an identical number of shares of Common Stock ("Common Shares") of the Company (each, a "Subsequent Transfer"). From and after the date of any Subsequent Transfer, (i) all restrictions and conditions that attached to the Transferred Class B Shares shall immediately and automatically lapse such that the Transferred Class B Shares shall no longer be Restricted Stock and (ii) such restrictions shall immediately and automatically attach to the Common Shares to the same extent as such restrictions attached to the Transferred Class B Shares immediately prior to their Subsequent Transfer.

(e) There shall be no limitations or restrictions on (i) the aggregate number of Transfers or Subsequent Transfers or (ii) the number of times that the same shares may be Transferred or Subsequently Transferred, pursuant to Sections 3(c) and (d) above.

4. Vesting of Restricted Stock.

(a) To the extent the Shares of Restricted Stock are earned pursuant to and in accordance with Section 2, the restrictions and conditions in Section 3 of this Agreement shall lapse on the Vesting Date or Dates specified in the following schedule so long as the Grantee remains an employee of the Company or a Subsidiary on such Dates. The restrictions and conditions in Section 3 shall lapse only with respect to the number of Shares of Restricted Stock specified as vested on such date.

Number of Shares Vested	Vesting Date
25% of Shares Earned	April 5, 2013
25% of Shares Earned	April 5, 2014
25% of Shares Earned	April 5, 2015
25% of Shares Earned	April 5, 2016

Subsequent to such Vesting Date or Dates, the Shares on which all restrictions and conditions have lapsed shall no longer be deemed Restricted Stock. The Administrator may at any time accelerate the vesting schedule specified in this Section 4.

(b) If the Grantee's employment with the Company and its Subsidiaries is terminated without Cause or by reason of death or Disability prior to the vesting of Shares of Restricted Stock granted herein, all Shares of Restricted Stock that have been earned (or could be earned pursuant to Section 2(c) with respect to the fiscal year containing the effective date of such termination) pursuant to Section 2 shall immediately and automatically vest in full and no longer be deemed Restricted Stock.

5. Dividends. Dividends on Shares of Restricted Stock shall be paid currently to the Grantee.

6. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan; provided that in the event of any inconsistencies between the provisions of this Award and the provisions of the Plan, the provisions of this Award shall control. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein; provided, that the capitalized terms set forth in Sections 2(c) and 4(b) hereof which are not

otherwise defined herein shall have the respective meanings set forth in the Employment Agreement referred to in Section 9 hereof.

7. Tax Withholding. The Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for U.S. federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any U.S. federal, state, and local taxes required by law to be withheld on account of such taxable event. The Grantee may elect to have the required minimum tax withholding satisfied, in whole or in part, by authorizing the Company to withhold from the Shares a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due.

8. Election Under Section 83(b). The Grantee and the Company hereby agree that the Grantee may not file with the Internal Revenue Service an election under Section 83(b) of the Internal Revenue Code.

9. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time, subject to the terms of that certain Employment Agreement, dated as of April 5, 2010, as amended from time to time, between the Company and the Grantee.

10. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

UNIFIRST CORPORATION

By: /s/ Donald J. Evans
Name: Donald J. Evans
Title: Lead Director

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned.

Dated: April 5, 2010

/s/ Ronald D. Croatti
Grantee's Signature

Grantee's name and address:

Ronald D. Croatti

c/o UniFirst Corporation

69 Jonspin Road

Wilmington, MA 01887

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Executive Officers

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

David M. Katz
Vice President, Sales and Marketing

Steven S. Sintros
Vice President, Finance and Chief Financial Officer

Raymond C. Zemlin
Secretary

Operating & Corporate Officers

John R. Badey
Vice President, Distribution and Engineering

John B. Bartlett
Assistant Secretary and Assistant Treasurer

George J. Bakevich
Vice President, UniTech Services Group

Benjamin F. Childers
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Shane F. O'Connor
Corporate Controller

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

Directors

Ronald D. Croatti
Chairman of the Board, President, and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Phillip L. Cohen
Retired Partner of an international accounting firm and Certified Public Accountant

Robert F. Collings
President's Council of Massachusetts General Hospital and Board of Advisors of Calare Real Estate Fund

Anthony F. DiFillippo
Former UniFirst Corporation President

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; Former General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue; and Trustee, Massachusetts Eye and Ear Infirmary

Michael Iandoli
President/CEO of The Larz Anderson Auto Museum and former Senior Executive and President of TAC Worldwide Companies

Thomas S. Postek
Financial Analyst for Geneva Investment Management of Chicago

Form 10-K

Shareholders may obtain without charge a copy of the Company's 2010 Form 10-K. Written requests should be addressed to Steven S. Sintros, *Chief Financial Officer*.

Transfer Agent

Computershare Trust Company, N.A.
Attn: Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm

Ernst & Young LLP

Legal Counsel

Goodwin Procter LLP


UniFirst


UniFirst

68 Jonspin Road | Wilmington, MA 01887-1086 | www.unifirst.com | 978.658.8888

UFC-AR-10